02041412

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act of 1934

P.E. 4-30-02

For the month of April 1, 2002 to April 30, 2002

CITYVIEW CORPORATION LIMITED
SEC FILE No. 00028794
63 Burswood Road, Burswood WA 6100

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..........√.....Form 40-F..................

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes...........................No.........√.....

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-............................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITYVIEW CORPORATION LIMITED
(Registrant)

Date May 15, 2002

Warren Baillie
....
(Signature)
By W.M. Baillie, Company Secretary and Chief Financial Officer

LIST OF ASX DOCUMENTS
FROM April 1, 2002 TO April 30, 2002

PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION

404 Appendix 3Y: Change of Director's Interest notice
405 Madura and Simenggaris Review
406 Corporate Update
407 Financial Statements for the Year Ended 31 December 2001
408 CityView lodges Financial Statements for the Year Ended 31 December 2001
409 Simenggaris Block: Pidawan-1 Update
410 Board Structure
411 Madura and Simenggaris Update
412 Report for the Quarter Ended March 31, 2002
413 Appendix 5B Mining Exploration Entity Quarterly Report
414 Madura and Simenggaris Update
415 Notice of Annual General Meeting to be held May 31, 2002 at 10am
416 Madura and Simenggaris Update

404

CityView

Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia
PO Box 732 Victoria Park
Western Australia 6979
Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088
Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

To	COMPANY ANNOUNCEMENTS AUSTRALIAN STOCK EXCHANGE LIMITED	*Fax*	1300 300 021
From	WARREN BAILLIE	*Date*	**APRIL 5, 2002**
Pages	3	*Subject*	

APPENDIX 3Y: CHANGE OF DIRECTOR'S INTEREST NOTICE

Rule 3.19A.2

Appendix 3Y
Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CITYVIEW CORPORATION LIMITED
ABN	009 235 634

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	EE BENG YEW
Date of last notice	27 MARCH 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Ee holds 25% of the shares in Falcon Oil Pte Ltd which owns 13,000,000 shares in the company and 100% of the shares in Valmore Goup Limited which owned 150,000 shares in the company
Date of change	28 March 2002
No. of securities held prior to change	13,150,000
Class	Ordinary
Number acquired	Nil
Number disposed	150,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	27.76 cents a share
No. of securities held after change	13,000,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-Market Trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

CityView
Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia
PO Box 732 Victoria Park
Western Australia 6979
Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088
Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

April 5, 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

MADURA AND SIMENGGARIS REVIEW

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner PT Medco Energi Internasional TBK ("Medco"):

Madura Block: Sebaya-1
Medco has moved forward its plan to test the Sebaya-1well. Testing was originally scheduled for mid 2002: it will now commence by month end. The removal of drilling equipment from Karasan to Sebaya is 66% completed. Testing of the higher zones of Sebaya-1 will then proceed. The three zones, to be tested are:

(i) 4528-4548 feet
(ii) 2962-2978 feet and
(iii) 2630-2655 feet.

Simenggaris Block: Pidawan-1
A 13 3/8" casing set has been set. A 12 ¼" hole will now be drilled to approximately 5000 feet being the next casing point.

The net interests of the joint venture partners in Madura and Simenggaris are:

Joint Venture Partner	Madura	Simenggaris
Pertamina	35%	37.5%
CityView	16.25%	15.625%
Medco	33.15%	37.5%
Falcon Oil	15.6%	9.375%

406

CityView
Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia
PO Box 732 Victoria Park
Western Australia 6979
Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088
Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

April 8, 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

CORPORATE UPDATE

Appointment of Director
CityView Corporation Limited ("CityView") is pleased to announce that Mr Ee Beng Yew of Falcon Oil Pte Ltd ("Falcon Oil") was appointed an Executive Director effective 4 April 2002. Mr Ee has also been appointed to CityView's Audit Committee with effect from today. Mr Ee previously acted as an alternate director to Mr Thinagaran. Falcon Oil has substantial oil and gas producing fields in Central Asia and interests in water treatment and oil technology businesses.

CityView Corporation (UK) Ltd
With the recent additions to the CityView Board following Falcon Oil's substantial investment in the Company, and as a result of the due diligence work that has been performed, the Board has decided not to proceed with the proposed acquisition of the high technology companies which were referred to in CityView's announcement of 12 February 2002. This will enable the Company to focus its resources on its energy interests. CityView Corporation (UK) Ltd, which was acquired as the vehicle to facilitate the proposed acquisitions, will now be disposed of.

Sands Solutions Group Pty Ltd
CityView's Due Diligence Committee has been monitoring the performance of Sands Solutions Group Pty Ltd ("Sands Solutions") and reviewing the security of CityView's loan to Sands Solutions. The due diligence investigations have now been completed and formal agreements have been signed. Under the agreements CityView can choose to have all moneys repaid on 1 July 2003 or convert its loan into equity on a formula based on an independent valuation to be undertaken prior to the repayment date. CityView's Audit Committee will continue to monitor CityView's investment in Sands Solution.

407

CityView

Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia
PO Box 732 Victoria Park
Western Australia 6979
Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088
Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

To COMPANY ANNOUNCEMENTS AUSTRALIAN STOCK EXCHANGE LIMITED		*Fax*	1300 300 021
From	WARREN BAILLIE	*Date*	**8April 2002**
Pages	37	*Subject*	

FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2001

CityView
Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia

PO Box 732 Victoria Park
Western Australia 6979

Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088

Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

8 April 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2001

Please find attached the financial statements for the year ended 31 December 2001, which includes the auditor's independent report.

A copy of the financial statements has been lodged with the Australian Securities and Investments Commission.

Yours faithfully

W. Baillie

W M BAILLIE
Company Secretary/General Counsel

CITYVIEW CORPORATION LIMITED
ACN 009 235 634

ANNUAL REPORT
FOR THE FINANCIAL YEAR ENDED
31 DECEMBER 2001

CITYVIEW CORPORATION LIMITED
ACN 009 235 634

CHAIRMAN'S OVERVIEW

The great Prussian military strategist Carl von Clausewitz noted in his book "On War" in 1832 that strategy could not be reduced to a formula. Strategy should not be a lengthy action plan: it should be the evolution of a central idea through continually changing circumstances.

Likewise Sun Tzu in his "Art of War" of 2500 years ago emphasized the importance of flexibility, speed and timing in the successful pursuit of war. The secret was not to have a specific plan to be put into action, but to be prepared to put almost any plan into action, depending on the circumstances.

As Jack Welch of General Electric has pointed out – good preparation during a recession involves, first and foremost, hanging onto the baby even as you throw out the bathwater. At all costs, a company should avoid the danger of being downsized out of the race.

In 1997 and early 1998, Cityview finally gained control of the Madura and Simenggaris Blocks, two gigantic concession areas situated within prolific oil and gas regions where major discoveries have been made.

In normal times, CityView would then have immediately been able to build itself into a major resource company. Times were not normal: everything collapsed simultaneously. Asia collapsed in a monetary crisis, the oil price collapsed and the Indonesian political system collapsed. Only the fittest survived: this was the age of Darwinism.

CityView's major shareholder Malaysia Mining Corporation Berhad was forced to withdraw its support for CityView, leaving the company to struggle without any capital – all funding for resource companies having disappeared.

Throughout 1999 CityView's sole focus was survival – saving the Madura and Simenggaris Blocks at all cost. CityView's other oil and gas interests were disposed of, which took time. To meet its extensive commitments for Madura and Simenggaris, CityView farmed out a 75% interest to PT Medco Energi Corporation TBK ("Medco") in consideration of Medco undertaking a major geological, geophysical and drilling work program at no cost to CityView: this program is still current.

The global Stock Market at the time was not interested in resource companies – only high technology companies. The Board of CityView spent months evaluating technology projects as a mechanism for raising funds. The frenetic boom in technology made it increasingly difficult to find a project that had already evolved, had merit and did not require funds to develop "an idea" from scratch. Early in 2000 a deal was struck with Sands Solutions, the e-procurement arm of Sands & McDougall, a leading West Australian office supplier.

This decision was beneficial for CityView. CityView's share price recovered enabling sufficient capital to be raised for CityView to discharge all its liabilities. Under the terms of the Heads of Agreement, CityView agreed to make a commercial loan under the security of a charge over Sands Solutions, with the right to convert the loan into equity upon conclusion of extensive due diligence and an independent valuation. This formula has enabled CityView to limit its risk whilst earning interest on monies advanced. The due diligence investigations have now been completed and formal agreements were signed between the parties on 2 April 2002. Under these agreements CityView can choose to have all moneys repaid on 1 July 2003 or convert its loan into equity on a formula based on an independent valuation to be undertaken prior to the repayment date. CityView has been released from all obligations to provide more funds to Sands Solutions or its subsidiary Primeorder AG. This has created a win-win situation for CityView.

Throughout the year 2000 and into 2001, Medco's program on the Madura and Simenggaris Blocks was moving forward at a extremely slow pace. Drilling commitments were continually being deferred and operational news was sparse. It became apparent that CityView needed to be more active and this could only be achieved in the technology sector. Accordingly CityView acquired an interest in Telezon Limited, a regional telecommunications company.

In August 2001 CityView decided to consolidate its position by making an off market scrip bid for 60% of Telezon's shares and options: this bid was withdrawn when Telezon appointed administrators. Following extensive negotiations with Telezon's principal shareholder GWT Systems Limited, CityView has rolled its investment into a shareholding of 20% of Global Network Technologies Pty Ltd which has acquired all the prime assets of Telezon's business. This is a most satisfactory conclusion for CityView.

CITYVIEW CORPORATION LIMITED
CHAIRMAN'S OVERVIEW

In November 2001 CityView acquired a United Kingdom subsidiary, CityView Corporation (UK) Ltd ("CityView (UK)"), as the vehicle to expand the Company's existing investment in the high technology sector. It was agreed that target acquisitions be required to demonstrate:

(i) potential to achieve profitability following restructuring;
(ii) significant growth opportunities;
(iii) synergies with other CityView group companies; and
(iv) strong management teams who share CityView's aspirations.

CityView (UK) identified several target companies for acquisition and these were enumerated to shareholders at the General Meeting of 24 December 2001.

Fate then intervened. Medco finally started to achieve results at Madura and Simenggaris. When asked what was the most significant influence on his decision-making, Prime Minister Harold MacMillan replied "events, dear boy, events". Likewise, the sudden significant upgrading of the value of the Madura and Simenggaris Blocks has required CityView's Board to re-evaluate its focus.

As the results of Medco's work started to filter in, it became evident that CityView must concentrate on its resource interests. On 4 April 2002, the Board resolved not to proceed with the proposed acquisitions of technology companies and instead to dispose of CityView Corporation (UK) Ltd. In due course CityView's investment in Sands Solutions and Global Network will also be disposed of.

21st century corporations can be intentionally ephemeral in achieving their objectives. Success will go to the companies that partner their way to a new future. CityView is working closely with Falcon Oil Pte Ltd which became CityView's major shareholder on 28 February 2002. Falcon Oil Pte Ltd is a co-venturer with CityView and Medco in the Madura and Simenggaris Blocks.

CityView has successfully survived the past few tumultuous years and has succeeded in hanging on to a significant interest in the Madura and Simenggaris Blocks, which have the potential of becoming company makers. It is CityView's objective to now build up its resource portfolio and achieve long-term sustainable growth in the resource sector.

CityView shares are traded on both Australian Stock Exchange and the NASD OTC Bulletin Board. During the first quarter of 2002 a total of 12,780,154 shares were traded of which 6,012,532 were traded on NASD and 6,767,622 in Australia. Within the next twelve months CityView intends to commence the process for an upgrading of its listing to NASDAQ Small Cap.

Y M JUMABHOY
Chairman

5 April 2002

CITYVIEW CORPORATION LIMITED

DIRECTORS' REPORT

The directors of CityView Corporation Limited ("CityView" or "the Company") present their report together with the accounts of the Company and the consolidated entity for the financial year ended on 31 December 2001

Directors
The names and particulars of the directors of the Company in office during and since the end of the financial year are:

Yusufali M Jumabhoy – Chairman (age – 64 years)
Mr Jumabhoy was appointed as Chairman of the Board of Directors of CityView and Chairman of the Independent Audit Committee on October 16, 2001. Mr Jumabhoy holds a law degree from London University and is a barrister from the Inner Temple in London. He was the Senior Partner of a law firm for many years and served as council member of the Law Society of Singapore. Mr Jumabhoy has extensive business experience as a commercial lawyer and is well known in the South East Asian investment community. He is presently a consultant to a commercial law firm in Singapore.

Peter Mark Smyth –Vice Chairman (age – 62 years)
Mr Smyth holds a masters degree in jurisprudence from Oxford University. After admission as an attorney in London, he worked for Arthur Andersen in Sydney and then Price Waterhouse as a taxation specialist. In 1969 Mr Smyth became the company secretary and treasurer of the Australian branch of the Selection Trust Group (now BP Minerals). Since leaving Selection Trust, Mr Smyth has founded and developed a number of successful companies in various parts of the world. He was Chief Executive of CityView from 1995 to December 2001.

Goh Yong Kheng – Director (age – 55)
Mr Goh holds a Masters degree of Science from the Australian National University. After working with the University of Singapore for three years, Mr Goh managed his own Marketing Consultant businesses in South East Asia for eight years. Mr Goh was a Management Consultant in China for two years for a Hong Kong company prior to his current position as a Director of a group of companies in the water and oil technology businesses.

Ee Beng Yew – Director (age – 48)
Mr Ee Beng Yew is an Associate of the Institute of Chartered Accountants in England and Wales and has several years of working experience in Chartered Accountants and Certified Public Accountants firms in England and Singapore respectively. Mr Ee was also a Director of a public company listed on both the Singapore and Malaysian Stock Exchanges and he was Managing Director of several of its subsidiaries.

Thinagaran – Director (age – 39)
Mr Thinagaran holds a law degree from the National University of Singapore and has been in practice for the past 13 years as an advocate and solicitor in Singapore. He was a partner with an established law firm and is currently practicing as a consultant with the same firm. Mr Thinagaran is a member of the Company's Independent Audit Committee.

David Michael Saunders – Non Executive Director (age – 66 years)
Mr Saunders specializes in corporate strategy. He is a former McKinsey consultant with subsequent Industrial Advisory roles at Chemical Bank and Swiss Bank Corporation. Mr Saunders has served as a Member of Council of the CBI and as Chairman in a number of UK quoted Groups supported by Merchant Bankers - Lazards, Rothschilds and Schroders. In 1995 he acquired control of the United Kingdom's largest Panasonic and Siemens telecommunications dealership and initiated the merger which created Cannon Voice & Data. Mr Saunders is also a member of the Company's Independent Audit Committee.

William Mansell Shotton – Chief Executive (age – 46)
Mr Shotton has extensive business experience in a broad range of industries. Following fifteen years experience in senior positions with Nestle Corporation, Heywood Williams Plc and Regency International Plc, he worked in project based business consultancy in international manufacturing and information technology. Mr Shotton has specialised in managing multi-company structures, corporate strategy and accelerated business planning. Mr Shotton was appointed Chief Executive on 4 December 2001.

Leslie Robert Maurice Friday – (age – 64)
Mr Friday was a director of CityView throughout the year until his resignation on 4 December 2001.

Peter John Augustin Remta – (age – 61)
Mr Remta was a director of CityView throughout the year until his resignation on 12 October 2001.

CITYVIEW CORPORATION LIMITED

DIRECTORS' REPORT

Meetings of Directors
The number of meetings of the directors (including meetings of the audit committee) held during the financial year and the number of meetings attended by each director during that year were:

Director	Board of Directors		Audit Committee	
	Meetings Eligible to Attend	Attended	Meetings Eligible to Attend	Attended
Y M Jumabhoy	5	5	1	1
P M Smyth	16	15	-	-
W M Shotton	2	2	-	-
D M Saunders	1	0	-	-
P J A Remta	10	10	3	3
L R M Friday	15	15	4	4

During the financial year sixteen meetings of the Board of Directors were held. In addition the directors met frequently for management meetings and due diligence purposes.

Shareholdings of directors
The shareholdings of directors and related parties as at the date of this report are:

Directors	Shares	Options
Y M Jumabhoy	Nil	200,000[a]
P M Smyth	196,084	900,000[b]
D M Saunders	Nil	Nil
W M Shotton	1,250,000	Nil
V Thinagaran	Nil	Nil
B Y Ee	Mr Ee is a shareholder of Falcon Oil Pte Ltd which owns 13,000,000 fully paid ordinary shares and options in the Company.	
Y K Goh	Mr Goh is a shareholder of Falcon Oil Pte Ltd which owns 13,000,000 fully paid ordinary shares and options in the Company.	

All of the options held by the directors were issued under the Incentive Options Plan forming part of the Employee Share Plan which was approved of at the annual general meeting of the Company on 31 May 2000.

Note (a) These options are convertible into fully paid ordinary shares in the capital of the Company at an exercise price of $0.20 each on or before 30 June 2002.

Note (b) These options are convertible into fully paid ordinary shares in the capital of the Company at an exercise price of $0.35 each on or before 30 June 2002.

Principal Activities
The principal activities of the Company during the financial year were investments in energy and technology.

Results
The net loss of the consolidated entity for the financial year after providing for income tax and eliminating outside equity interests was $4,165,287 compared to a loss of $5,537,576 for the previous financial year. The parent entity made a loss of $4,316,863 for the financial year compared to a loss of $5,506,962 for the previous financial year.

Dividends
The directors do not recommend the payment of a dividend and no dividends have been paid or declared since the end of the previous financial year.

Review of Operations

Energy

Indonesia – Madura Block onshore Madura Island near Surabaya east Java

CityView owns 25% of Medco Madura Pty Ltd, the holder of the Madura Block under a Production Sharing Contract-Joint Operating Body agreement ("PSC-JOB") with the Government for an exploration term of ten years commencing 15 May 1997 and a production term of twenty years. The Block covers an area of 674,100 acres close to the heavily industrialised city of Surabaya where there is a ready market for oil and gas. A number of large fields have been discovered in the vicinity and it is these same producing trends which are being examined on Madura.

The operator of the block is PT Medco Energi Corporation TBK ("Medco") which has been free carrying CityView throughout the current work program. The first well drilled by Medco was Sebaya-1 into a large faulted anticlinal feature underlying the old Kertegeneh field discovered in 1900. Medco spudded Sebaya-1 on 20 September 2001.

Medco's original objective for Sebaya-1 was to drill to a depth of 1230 metres (4035 feet) and test the Tawun sands at 200 metres (656 feet) and the Tuban sands at 900 metres (2953 feet). During the course of the drilling three zones of oil and gas shows were encountered between 2250-3100 feet.

Medco was sufficiently encouraged by the drilling results to decide to deepen the well to explore its deeper zones, Lower Tuban Limestone or Upper Kujung Limestone. During the deepening of the well Medco encountered high formation pressures. The rig was only equipped with a 3000 psi Blowout Preventor (BOP). Oil and gas shows were encountered at 4527 feet and 5793 feet. Due to lost circulation problems at 4531 feet and high formation pressures encountered below this depth, deeper drilling was suspended at 5954 feet. The well was plugged back with cement to 5498 feet and 7-inch liner was run and cemented with the bottom of the liner at 5310 feet.

A zone that had encountered oil and gas shows from 4527-4570 feet was production tested to determine the pressure, fluid content and potential production rates of the formation. The 7-inch liner was perforated with four perforations per foot from 4528-4548 feet. Small amounts of salt water were recovered. An attempt to inject salt water into the perforations with 1100 psi at the surface was negative. Based on the test results, Medco is of the opinion that the perforation failed to make holes through the liner and cement into the formation.

Medco will shortly commence the testing of the higher zones of Sebaya-1. Three zones will be tested: (i) between 4528-2548 feet; (ii)between 2962-2978 feet; and (iii) between 2630-2655 feet. Due to high pressures, the testing of the zone between 5800-5950 feet will be deferred. Instead of drilling a deeper well at Sebaya-1, Medco will drill a well to 6000 feet at Tambuku situated immediately to the north.

The second well drilled by Medco in the Madura Block was Karasan-1 which was drilled to only 4186 feet as the rig did not have the capacity to reach the deeper zones. Testing of gas flows in the upper zone was inconsequential. Medco has decided that instead of drilling deeper at this location, it will drill a well at nearby Telaga. This well will have a target depth of up to 9000 feet and should provide a better understanding of the deep zone at Karasan.

Indonesia – Simenggaris Block onshore north-east Borneo

CityView owns 25% of Medco Simenggaris Pty Ltd which holds the Simenggaris Block under a PSC-JOB agreement for a ten year exploration term commencing 24 February 1998 followed by a production term of twenty years. The Block encompasses an area of 675,582 acres and lies in the oil and gas Tarakan Basin region. Four discoveries have been made within the Block: the Sembakung oilfield (40 million barrels oil), the Bangkudulis oilfield, Sesayap-1 and S.Sembakung-1. The former two are producing fields excluded from the contract area and the latter two are undeveloped gas-condensate discoveries which do form part of the contract area.

Similar to the agreement negotiated with Medco on Madura, CityView is free carried throughout the current work program. The first drilling location selected by Medco was at Pidawan on the same trend as the Sembakung oilfield. The Pidawan-1 well was spudded on 21 February 2002 with a target depth of approximately 7000 feet: to date the well has reached a depth of approximately 2000 feet.

Pidawan-1 is a strategic well with the lowest probability in comparison to the other prospects on this trend. As soon as the drilling of Pidawan-1 is completed, Medco plans to drill the more optimum prospects of Sesayap-B and Bangkupesar.

Review of Operations

Philippines – Block SC41, offshore Sabah Malaysia
CityView has a 2.5% interest in the petroleum permit block held under Service Contract 41 which is an offshore oil and gas exploration area of approximately 3 million acres in the Sandakan Basin within Philippine waters adjacent to the border with east Malaysia. The Sandakan Basin is filled mainly with Mio-Pliocene age fluvio-deltaic sedimentary rocks that are analogous in many ways to the prolific Baram and Mahakam deltas adjacent to Borneo. The block contains the Rhino prospect for which Robertson Blackwatch has calculated a range of possible STOIIP (stock tank barrels of oil initially in place) of between 1,260 and 2,730 million stock tank barrels (MMstb) of oil and a possible range of between 0.9 and 1.96 trillion cubic feet of gas (TCF).

CityView has been free carried through a two well program (Hippo-1 and Wildebeest-1) by MMC Exploration & Production (Philippines) Pte Ltd, a subsidiary of Malaysia Mining Corporation Berhad. The next program is currently under review by the operator Unocal. All contributions to expenditure on the past work program of two wells within the block have been met on behalf of CityView by MMC Exploration & Production (Philippines) Pte Ltd.

Global Network Technologies Pty Ltd
In November 2000 CityView acquired an interest in Telezon Limited, a regional telecommunications company. In August 2001 CityView made an off market scrip bid for 50% of Telezon's shares and options: this bid was withdrawn after Telezon appointed administrators.

After extensive negotiations with Telezon's principal shareholder GWT Systems Limited, CityView rolled its investment into a shareholding of 20% in Global Network Technologies Pty Ltd (Global Networks) which had acquired the prime assets of Telezon's business.

The principal asset of Global Networks is Intellink Communications which sells and installs:
- Panasonic Telephone systems and communication accessories;
- Point to point microwave links for high speed data networks

and carries on a small run production/refurbishment service of Plessey telephones.

Sands Solutions Group Pty Ltd ("Sands Solutions")
During 2000 and 2001 CityView lent $3 million to Sands Solutions against the security of a registered charge over Sands Solutions with the right to convert the loan into equity. A Due Diligence Committee was established to monitor the performance of Sands Solutions and to review the security of the loan. The Due Diligence Committee was assisted by independent legal, financial and technical advisors.

On 26 February 2002, Curtin Consultancy Services advised CityView that it had formed the view that there was sufficient potential value in the intellectual property rights owned by Sands Solutions to provide security for the loan of $3 million.

Under the terms of the agreements between CityView and Sands Solutions, CityView can elect to have all moneys repaid to it on 1 July 2003 or CityView can elect to convert its loan into equity in Sands Solutions on a formula based on an independent valuation to be undertaken prior to the repayment date.

CityView Corporation (UK) Ltd
In November 2001, CityView acquired a United Kingdom subsidiary company – CityView Corporation (UK) Ltd ("CityView (UK)") which was formerly known as Comstock Industries (UK) Limited. CityView (UK) was acquired as the vehicle to expand the Company's existing investment in the high-technology sector by acquiring a number of profitable high-technology companies, to complement CityView's energy interest.

CityView recognised that there were opportunities to acquire profitable new technology businesses available due to the downturn in global technology valuations and which would deliver immediate cash flow to CityView. These new technology companies were undervalued by the capital markets due to their lack of public listing and have the potential to deliver high levels of revenue and PBIT growth.

CityView identified several companies which fitted the above criteria and these were enumerated to shareholders at the Company's General Meeting of 24 December 2001.

Review of Operations

During the due diligence process, the potential of CityView's energy interests began to emerge as the results of Medco's work program started to filter in and the Company recognised the need to focus its resources on the Company's energy interests. On 4 April 2002, the Board of CityView decided not to proceed with the proposed acquisitions of technology companies.

Employee Share and Option Benefits
The shareholders of the Company at its annual general meeting held on 31 May 2000 approved an Employee Share Plan which included an Incentive Option Plan. The Company issued 2,500,000 options in 2001 under the Plan exercisable on or before 30 June 2002 at a price of $0.35 and 200,000 options exercisable on or before 30 June 2002 at a price of $0.20 each.

Options
At the date of this report there are on issue 13,400,000 unlisted options convertible into fully paid ordinary shares at an exercise price of $0.40 each on or before 24 June 2002. In addition the Company issued the following options throughout the year:

On 16 February 2001 the Company issued 3,500,000 options to London Broking Services Pty Ltd, exercisable on or before 30 April 2001 at a price of $0.70 each. On 1 March 2001 the Company by mutual agreement with the holder agreed to cancel 2,000,000 of those options. The remaining 1,500,000 options expired on 30 April 2001.

On 2 March 2001 the Company issued to London Broking Services Pty Ltd another 2,000,000 options exercisable on or before 31 March 2001 at a price of $0.50 each. In order to secure the exercise of these options for the purposes of providing additional capital, the Company on 16 February 2001 and 1 March 2001 entered into agreements with London Partners Australia Pty Ltd under which that company would ensure that the options would be exercised. These agreements were subject to the price of shares in CityView remaining at certain specified levels which were not achieved. In spite of the price of the shares not achieving those levels London Partners Australia Pty Ltd arranged the exercise of a total of 1,300,000 options to raise $650,000 as additional working capital.

On 30 June 2001 the Company issued 3,500,000 options to London Broking Services Pty Ltd exercisable on or before 31 December 2001 at a price of $0.35 each. On 1 August 2001 the Company by mutual agreement with the holder agreed to cancel these options.

On 1 August 2001 the Company issued 2,000,000 options to London Broking Services Pty Ltd exercisable on or before 31 August 2001 at a price of $0.25 each. 707,100 of these options were exercised on 28 August 2001. The remaining options expired. Also on 1 August 2001 a further 1,500,000 options were issued to London Broking Services Pty Ltd exercisable on or before 30 September 2001 at a price of $0.30 each. These options expired.

Likely Developments and Expected Results of Operations
Information on likely developments and expected results of operations of the consolidated entity has not been included in this report because the directors believe it would be likely to result in unreasonable prejudice to the consolidated entity.

Indemnification of Officers and Auditors
During the financial year, the Company paid a premium in respect of a contract insuring the directors, the company secretary and all executive officers of the Company and of any related body corporate against a liability incurred as a director, secretary or executive officer to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium.

The Company has not otherwise, during or since the financial year, indemnified or agreed to indemnify an officer or auditor of the Company or any related body corporate against a liability incurred as an officer or auditor.

Remuneration of Directors and Executives
The remuneration of all directors and executive officers is determined and reviewed on a periodic basis and appropriate recommendations are made to the board of directors. In each instance the remuneration is assessed having regard to the nature of the remuneration and the performance of the recipient together with all other relevant factors with the overall objective of achieving maximum benefits for shareholders by providing sufficient expertise and experience within the board and executive officers.

The remuneration is made up of several elements including base fees and salaries, incentive benefits (including the Incentive Option Plan established under the Employee Share Plan) and other general benefits covering travel and vehicle expenses and similar outgoings.

Review of Operations

The remuneration for each director for the financial year (inclusive of benefits to associated or related parties) was:

Name	Base fee $	Other fees $	Incentives (Options)
Y M Jumabhoy	Nil	Nil	200,000
P M Smyth	10,000	253,523	900,000
W M Shotton	Nil	141,898	Nil
D M Saunders	Nil	26,682	Nil
P J A Remta	10,000	91,135	700,000
L R M Friday	10,000	20,785	500,000

Mr P M Smyth and Mr W M Shotton were executive directors of the Company while the other directors were non – executive.

The options accruing to the directors were issued under the Company's Incentive Option Plan and have been valued at 13.2 cents each using the Black Schoeles Model except Mr Jumabhoy's options which have been valued at 5.6 cents each

Signed on behalf of the directors in accordance with a resolution of the directors made pursuant to section 298 (2) of the Corporations Act 2001:

Y M JUMABHOY
Chairman

5 April 2002

CITYVIEW CORPORATION LIMITED

STATEMENT OF CORPORATE GOVERNANCE
FOR THE YEAR ENDED 31 DECEMBER 2001

Corporate Governance Policies

The board has adopted appropriate corporate governance policies and practices as provided in appendix 4A of the listing rules of Australian Stock Exchange Limited.

The board is responsible for the overall governance of CityView Corporation Limited ("the Company") and operates in accordance with the standards prescribed in the Company's constitution and the Corporations Act 2001. Subject to the constitution, the board will determine its size and composition and the selection criteria for appointment of directors. This involves regularly reviewing the performance and composition of the board to ensure that it continues to have the mix of skills and experience necessary to conduct the activities of the Company.

The board's responsibilities include:
(a) strategic development, direction and control of the Company;
(b) establishment of continuous disclosure controls;
(c) review of all regulations, regulatory and ethical obligations, and identification of all business risk areas; and
(d) periodical review of the nomination of external auditors and the adequacy of existing external audit arrangements.

The directors can, in carrying out their duties as directors, seek independent advice at the expense of the Company.

While the board retains overall responsibility, it may establish committees to assist in carrying out its responsibilities and to implement corporate governance practices. A board audit committee has been established consisting of three members. The current members of the audit committee are Messrs Y M Jumabhoy, D M Saunders and Thinagaran. The terms of reference for the board audit committee (a copy of which is attached to this statement) were formalised and adopted by the board on 14 June 2000 and have been followed since that date.

The non-executive directors are responsible for reviewing and making recommendations to the board regarding compensation arrangements for the directors, chief executive officer, employees and contractors of the Company including incentive share options and other benefit plans. They are also responsible for considering the Company's general policies and practices on recruitment, remuneration and termination and functions.

The level of non-executive directors' fees will be reviewed annually by the board following an assessment provided to it by the chief executive officer and will take into account additional time required for involvement in various committees.

Ethical Standards and Performance

The Company intends to maintain a reputation for integrity and the board recognizes the need for directors and employees to observe the highest standards of behaviour and business ethics when engaging in corporate activity. Currently the Company is not of sufficient size to warrant the preparation of a formal code of ethical business standards for the Company. The board does, however, require of itself, its employees and contractors the highest ethical standards when carrying out their duties and when acting on behalf of the Company.

The directors are responsible for performing their functions with a view to achieving the highest possible level of financial performance by the consolidated entity. This concerns both the propriety of decision making in situations of possible or real conflicts of interest and quality of decision making for the benefit of shareholders.

The Company affirms that it has complied throughout the year ending on 31 December 2001 with all the appropriate corporate governance policies and practices as provided by the listing rules of Australian Stock Exchange Limited.

CITYVIEW CORPORATION LIMITED

BOARD AUDIT COMMITTEE

TERMS OF REFERENCE

The board of directors of CityView Corporation Limited ("the Company") resolved on 14 June 2000 to formalise the terms of reference of the board audit committee ("the Committee"). The objective, composition, term of office and duties and responsibilities of the Committee are as follows:

A. Objectives

The primary objective of the Committee is to assist the board in fulfilling its responsibilities to shareholders, potential shareholders and the investment community relating to accounting and reporting practices of the Company and its present or future subsidiaries ("the Group") and the quality and integrity of the financial reports of the Group. In addition, the Committee will:

(a) serve as an independent and objective party to review the financial information presented by management to shareholders and other regulators;
(b) consider the adequacy and effectiveness of the Group's administrative, operating and accounting controls as a means of ensuring that the Group's affairs are being conducted by management in compliance with legal, regulatory and policy requirements;
(c) oversee and assess the quality of the audits conducted by both the Company's internal and external auditors; and
(d) maintain, by a programme of regular meetings, open lines of communication among the board, the internal auditors and the external auditors to exchange views and information as well as confirm their respective authorities and responsibilities.

B. Composition

Annually, the board will reconsider the composition of the Committee. It will be comprised of a minimum of three independent directors as described by generally accepted corporate governance principles. In the event of there being less than three independent directors on the board then the Committee will comprise two independent directors and the company secretary.

C. Term of Membership

The terms of the members will be staggered so that one member of the Committee will stand for re-appointment in each year. The chairman of the Committee will be appointed annually by the board and shall be an independent director.

D. Attendees

The chairman may require the following officers to attend meetings and, if they are not available, to be represented by nominees approved by the chairman of the Committee:

1. group chief financial officer
2. head of internal audit;
3. external auditors; and

the chairman may also require any other member of staff to attend from time to time. The chief executive officer and other board members will have the right of attendance.

E. Meetings

The Committee will hold at least four regular meetings each year usually as follows:

(a) January - internal and external audit reports on work undertaken for financial year;
(b) March - year-end accounts and preliminary final report to Australian Stock Exchange;
(c) May - yearly external and internal audit plan; external audit management report on previous financial year accounts; internal audit reports;
(d) September - half yearly accounts and half yearly report to Australian Stock Exchange

Additional meetings will also be held which the chairman decides are necessary. In addition, the chairman is required to call a meeting of the Committee if requested to do so by the board, any board member or the chief executive officer.

The company secretary will act as secretary of the Committee and is responsible, in conjunction with the chairman, for drawing up the agenda and circulating it, supported by explanatory documentation to Committee members prior to each meeting.

The secretary will also be responsible for keeping the minutes of meetings of the Committee and circulating them to Committee members and other members of the board.

A quorum will be two members of the Committee.

BOARD AUDIT COMMITTEE (CONTINUED)

Decisions will be determined by majority vote, but the chairman will report the fact of a dissenting vote when reporting the decision to the board. The chairman will not have a casting vote.

F. Access
The Committee is authorised by the board to investigate any activity within its terms of reference.

The Committee will have unlimited access to both the internal and external auditors and to senior management of the Group. The Committee is authorised by the board to consult with independent experts where the Committee considers it necessary to carry out its duties.

G. Duties and Responsibilities
The duties and responsibilities of the Committee are as follows:

(a) recommend to the board the appointment of the external auditors and the audit fee;
(b) review the audit plan of the external auditors;
(c) review and approve the audit plan of the internal auditors and ensure proper co-ordination between internal and external audit and that the internal audit function is adequately resourced and has appropriate standing in the Company;
(d) consider the overall effectiveness of both the internal and external audit through the meetings of the Committee;
(e) determine that no unacceptable management or other restrictions are being placed upon either the internal or external auditors;
(f) consider the adequacy and effectiveness of the Group's administrative, operating and accounting policies through active communication with operating management, internal audit and the external auditors and monitor management's responses and actions to correct any major findings of internal investigations;
(g) consider the adequacy and effectiveness of the Group's control system by reviewing written reports from the internal and external auditors and monitor management's responses and actions to correct any noted deficiencies;
(h) review the half year and annual financial statements with the chief executive officer and the external auditors and make recommendations to the board having regard for:
    i. any changes in accounting policies and practices;
    ii. major judgmental areas;
    iii. significant adjustments resulting from the audit;
    iv. the going concern assumption;
    v. compliance with accounting standards; and
    vi. compliance with Australian Stock Exchange Limited and Corporations Act 2001 requirements and the requirements of other regulatory bodies.

(i) review any regulatory reports submitted to the Group concerning matters within the Committee's terms of reference;
(j) review practices and policies within the Group against established ethical guidelines;
(k) monitor the standard of corporate conduct in areas such as arm's length dealings and likely conflicts of interest;
(l) require reports from management, the internal auditors and external auditors of any significant proposed regulatory, accounting or reporting issue, to assess the potential impact upon the Group's financial reporting process;
(m) monitor the extent of non-audit services provided by the external auditors and reports arising from those services; and
(n) report fully to the board following each meeting.

BDO
Chartered Accountants & Advisers

Level 2, 267 St George's Terrace, Perth WA 6000
PO Box 7426 Cloisters Square WA 6850
Tel: 08 9360 4200
Fax: 08 9481 2524
Email: bdo@bdowa.com.au
www.bdo.com.au

INDEPENDENT AUDIT REPORT

TO THE MEMBERS OF

CITYVIEW CORPORATION LIMITED

Scope

We have audited the financial report of Cityview Corporation Limited for the financial year ended 31 December 2001 as set out on pages 15 to 33 The financial report includes the consolidated accounts of the consolidated entity comprising the company and the entities it controlled at the year's end or from to time to time during the financial year. The company's directors are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements and statutory requirements so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and their performance as represented by the results of their operations and cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of Cityview Corporation Limited is in accordance with:

(a) the Corporations Act 2001, including:

- (i) giving a true and fair view of the company and the consolidated entity's financial position as at 31 December 2001 and its performance for the year ended on that date; and
- (ii) complying with Accounting Standards and the Corporations Regulations; and

(b) other mandatory professional reporting requirements.

Carrying Value of Assets

Without qualification to the opinion expressed above, attention is drawn to the following matters:

(a) As disclosed in Note 10, the ultimate recovery of the loans amounting to $7,952,187 to Medco Madura Pty Ltd and Medco Simenggaris Pty Ltd and the acquisition and exploration costs carried forward of $4,620,000 are dependent upon the future development and successful exploitation or possible sales of the underlying areas of interest;

(b) As disclosed in Note 10, the recoverability of the loan to Sand Solutions.com Pty Ltd, a development stage company, is dependent upon the future successful commercial development and exploitation of that company's underlying e-commerce technology products.

BDO
Chartered Accountants

G F Brayshaw
G F Brayshaw
Partner

Quality System
Quality

Date: 5 April 2002
Perth, Western Australia

CITYVIEW CORPORATION LIMITED

DIRECTORS' DECLARATION

The directors declare that:

a) the financial statements and notes to those statements comply with accounting standards;
b) the financial statements and notes to those statements give a true and fair view of the financial position and performance of the Company and the consolidated entity for the year ended 31 December 2001;
c) in the directors' opinion, the financial statements and notes to those statements are in accordance with the Corporations Act 2001; and
d) in the directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed on behalf of the directors in accordance with a resolution of the directors made pursuant to section 295 (5) of the Corporations Act 2001:

Y M JUMABHOY
Director

5 April 2002

CITYVIEW CORPORATION LIMITED

STATEMENT OF FINANCIAL PERFORMANCE
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001

		Consolidated Entity		Parent Entity	
		31-Dec-01	31-Dec-00	31-Dec-01	31-Dec-00
	NOTE	$	$	$	$
Revenues from ordinary activities	2	**229,807**	207,368	**229,087**	207,368
Employee wages and benefits expense		**(185,558)**	(118,123)	**(185,558)**	(118,123)
Depreciation and amortisation expense		**(5,226)**	(2,184)	**(5,226)**	(2,184)
Brokerage and advisory fees		**(549,638)**	(607,455)	**(549,638)**	(607,455)
Other expenses from ordinary activities		**(3,654,672)**	(5,017,182)	**(3,805,528)**	(4,986,568)
Profit/(loss) from ordinary activities before income tax expense	3	**(4,165,287)**	(5,537,576)	**(4,316,863)**	(5,506,962)
Profit/(loss) from ordinary activities after related Income tax expense		**(4,165,287)**	(5,537,576)	**(4,316,863)**	(5,506,962)
Net profit/(loss) attributable to members of the parent entity		**(4,165,287)**	(5,537,576)	**(4,316,863)**	(5,506,962)
Basic earnings/(loss) per share (cents per share)	16	**(8.07c)**	(13.18c)		

The accompanying notes form part of these financial statements.

CITYVIEW CORPORATION LIMITED

STATEMENT OF FINANCIAL POSITION AS AT 31 DECEMBER 2001

		Consolidated Entity		Parent Entity	
		31-Dec-01	31-Dec-00	**31-Dec-01**	31-Dec-00
	NOTE	$	$	$	$
CURRENT ASSETS					
Cash	8	**101,883**	822,559	**56,425**	822,551
Receivables	9	**173,487**	-	**17,836**	-
TOTAL CURRENT ASSETS		**275,370**	822,559	**74,261**	822,551
NON CURRENT ASSETS					
Receivables	10	**10,952,187**	10,225,105	**15,572,187**	14,845,105
Investments	11	**-**	550,500	**16**	550,510
Equipment	12	**10,177**	9,723	**10,177**	9,723
Acquisition, exploration and development	13	**4,620,002**	4,620,002	**-**	-
TOTAL NON CURRENT ASSETS		**15,582,366**	15,405,330	**15,582,380**	15,405,338
TOTAL ASSETS		**15,857,736**	16,227,889	**15,656,641**	16,227,889
CURRENT LIABILITIES					
Payables	14	**108,355**	290,946	**58,836**	290,946
TOTAL CURRENT LIABILITIES		**108,355**	290,946	**58,836**	290,946
TOTAL LIABILITIES		**108,355**	290,946	**58,836**	290,946
NET ASSETS/(LIABILITIES)		**15,749,381**	15,936,943	**15,597,805**	15,936,943
EQUITY					
Contributed equity	15(a)	**54,295,996**	50,318,271	**54,295,996**	50,318,271
Accumulated losses	15(e)	**(38,546,615)**	(34,381,328)	**(38,698,191)**	(34,381,328)
Equity attributable to the members of the Parent entity		**15,749,381**	15,936,943	**15,597,805**	15,936,943
TOTAL EQUITY		**15,749,381**	15,936,943	**15,597,805**	15,936,943

The accompanying notes form part of these financial statements.

CITYVIEW CORPORATION LIMITED

STATEMENT OF CASH FLOWS
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001

		Consolidated Entity		Parent Entity	
		31-Dec-01	31-Dec-00	**31-Dec-01**	31-Dec-00
	NOTE	**$**	$	**$**	$
Cash Flows From Operating Activities					
Interest received		**211,251**	139,119	**211,251**	139,119
Brokerage and advisory fees		**(549,638)**	(607,455)	**(549,638)**	(607,455)
Payments to suppliers and employees		**(3,540,452)**	(2,386,099)	**(3,181,553)**	(2,386,099)
Net cash provided/(used) by operating activities	19(d)	**(3,878,839)**	(2,854,435)	**(3,519,940)**	(2,854,435)
Cash flows from investing activities					
Loan to Sands Solutions Group Pty Ltd ("Sands Solutions")		**(500,000)**	(2,500,000)	**(500,000)**	(2,500,000)
Payment for the development of oil fields		**-**	(949,647)	**-**	(949,647)
Payment for acquisitions		**(155,651)**	-	**-**	-
Payment for investment in listed corporation.		**(163,911)**	(550,500)	**(163,911)**	(550,500)
Advance to controlled entities		**-**	-	**(560,000)**	-
Net cash provided/(used) by investing activities		**(819,562)**	(4,000,147)	**(1,223,911)**	(4,000,147)
Cash from financing activities					
Proceeds from the issue of shares		**3,977,725**	7,679,977	**3,977,725**	7,679,977
Net cash provided/(used) by financing activities		**3,977,725**	7,679,977	**3,977,725**	7,679,977
Net increase/(decrease) in cash		**(720,676)**	825,395	**(766,126)**	825,395
Cash at the beginning of the financial year		**822,559**	11,679	**822,551**	(3,371)
Adjustment re cash held in entities disposed		**-**	(14,515)	**-**	527
Cash at the end of the financial year	19(a)	**101,883**	822,559	**56,425**	822,551

The accompanying notes form part of these financial statements.

1. Statement of Significant Accounting Policies

Basis of Reporting
The financial report is a general purpose financial report which has been prepared in accordance with the Corporations Act 2001, all applicable Accounting Standards and Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board, and complies with other legal requirements.

The financial report covers the consolidated entity CityView Corporation Limited ("CityView") and its controlled entities and CityView as an individual parent entity. CityView is a listed public company, incorporated and domiciled in Australia.

The financial report has been prepared on an accrual basis and is based on historical cost and, except where stated, does not take into account changing money values or current valuations of non current assets. Cost is based on the consideration given in exchange for assets.

Significant Accounting Policies
Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, and that the substance of underlying transactions and other events is reported.

The following significant accounting policies have been adopted in the preparation and presentation of the financial report:

(a) Principles of Consolidation
A controlled entity is an entity controlled by CityView. Control exists where CityView has the capacity to dominate the decision making in relation to the financial and operating policies of another entity so that the other entity operates with CityView to achieve the objectives of CityView. A list of controlled entities is contained in Note 18 to the financial statements.

All inter company balances and transactions between entities in the consolidated entity, including any unrealised profits or losses, have been eliminated on consolidation.

Where controlled entities have entered or left the consolidated entity during the year their operating results have been included from the date control was obtained or until the date control ceased.

Outside interests in the equity and results of the entities that are controlled are shown as a separate item in the consolidated financial report.

(b) Taxation
The Company adopts the liability method of tax effect accounting under which the income tax expense shown in the statement of financial performance is calculated on profit/(loss) from ordinary activities adjusted for permanent differences. The tax effect of timing differences arising from items being brought to account in different periods for income and accounting purposes is carried forward in the balance sheet as a future tax benefit or a deferred tax liability.

Future income tax benefits:
(i) are not brought to account unless realisation of the asset is assured beyond reasonable doubt; and
(ii) where they relate to tax losses are only brought to account when their realisation is virtually certain.

(c) Foreign Currency
Foreign currency transactions during the year are converted to Australian currency at the rates of exchange applicable at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are converted at the rates of exchange ruling at that date.

Statement of Significant Accounting Policies (cont)

The gains and losses from conversion of short-term assets and liabilities, whether realised or unrealised are included in profit from ordinary activities as they arise.

The assets and liabilities of the overseas controlled entities which are self-sustaining, are translated at year-end rates and operating results are translated at the rates ruling at the end of each month. Gains and losses arising on translation are taken directly to the foreign currency translation reserve.

(d) Acquisition, Exploration and Development Expenditure

The consolidated entity has interests in contracts to develop and operate oil and gas fields in Indonesia and the Philippines. These contracts are under standard terms for foreign companies operating in those countries and the amounts for acquisition costs and exploration and development expenditure are recorded at cost. The contracts are subject to controls and regulations by the respective host countries and to some extent may be affected by the political stability of those countries. While the share of revenue from shareable oil and gas from the operations in Indonesia and the Philippines will be receivable by the consolidated entity in US dollars, the ultimate recoverability of the acquisition costs and exploration and development expenditure will be dependent on the future development and successful exploitation of the respective areas of interest or the ultimate sale of those areas. The directors are not able to determine what effect these factors, together with any fall in world oil and gas prices, may have on the future values of any expenditure carried forward.

(e) Equipment

Each class of equipment is carried at cost or fair value less, where applicable, any accumulated depreciation.

The carrying amount of equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows which will be received from the assets employment and subsequent disposal. The expected net cash flows have not been discounted to their present values in determining recoverable amounts.

The cost of fixed assets constructed within the consolidated entity includes the cost of materials, direct labour, borrowing costs and an appropriate proportion of fixed and variable overheads.

(f) Depreciation

All equipment has been depreciated on a straight-line basis so as to write off the net cost of each asset over its expected useful life. The normal estimated useful life for equipment adopted for depreciation purposes is 3 years.

(g) Investments

Investments in controlled entities are recorded at cost and other investments are carried at cost or valuation determined by the directors.

(h) Payables

Trade payables and other accounts payable are recognised when the consolidated entity becomes obliged to make payments for the purchase of goods or services received.

(i) Receivables

Trade and other receivables are recorded at amounts due less provision for doubtful debts if recovery of the full amount due is no longer probable.

(j) Recoverable Amount of Non-Current Assets

Non-current assets are written down to the recoverable amount where the carrying value of a non-current asset exceeds the recoverable amount. In determining the recoverable amount expected net cash flows have not been discounted.

Statement of Significant Accounting Policies (cont)

(k) Employee Entitlements
Provision is made for the company's liability for employee entitlements arising from services rendered by employees to balance date. Employee entitlements expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at their nominal amount. Other employee entitlements payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those entitlements.

Contributions are made by the consolidated entity to employee superannuation funds and are charged as expenses when incurred.

The Company does not record as an asset or a liability, the difference between the employer established defined benefit superannuation plan's accrued benefits and the net market value of the plans assets.

The Company operates an Employee Share Plan, details of which are provided in Note 6 to the financial statements. Profits or losses incurred by employees, being the difference between the market value and the par value of the shares acquired, are not recorded by the Company as remuneration paid to employees.

	Consolidated Entity		Parent Entity	
	31-Dec-01	31-Dec-00	**31-Dec-01**	31-Dec-00
Number of employees at year end	2	2	2	2

The Company also uses the services of several consultants and contractors on an as needs basis.

(l) Cash
For the purpose of the statement of cash flows, cash includes:
- Cash on hand and at call deposits with banks or financial institutions, net of bank overdrafts; and
- Investments in money market instruments with less than 14 days to maturity.

(m) Revenue
Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Dividend revenue is recognised when the right to receive a dividend has been established. Dividends received from associates and joint venture entities are accounted for in accordance with the equity method of accounting.

(n) Comparative Figures
Where required by Accounting Standards comparative figures have been adjusted to conform with changes in presentation for the current financial year.

(o) Going Concern
The financial statements have been prepared adopting the going concern convention which assumes continuity of normal business activities and the realisation of assets and the settlement of liabilities in the ordinary course of business. The going concern convention has been adopted as agreements have been entered into under which the share of all expenditure for exploration and development of the areas of interest in Indonesia and the Philippines normally payable by the consolidated entity will in each case be met by outside joint venture partners (refer to Note 21(a). In addition arrangements have been made to raise sufficient funds to meet continuing operations of the consolidated entity.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001

	Consolidated Entity		Parent Entity	
	31-Dec-01	31-Dec-00	31-Dec-01	31-Dec-00
	$	$	$	$
2. Revenue				
Revenue – Non Operating activities				
Proceeds from the sale of non current investment	-	-	-	-
Revenue – Operating activities				
Sales	-	-	-	-
Interest received on loan to Sands Solutions	216,522	63,095	216,522	63,095
Interest received – other parties	12,565	76,024	12,565	76,024
Foreign exchange gain	-	68,249	-	68,249
Total Revenue	229,087	207,368	229,087	207,368
3. Loss from ordinary activities				
Loss from ordinary activities before income tax has been determined after:				
Expenses				
General and administrative expenses	870,930	1,728,903	834,336	1,698,289
Depreciation	5,226	2,184	5,226	2,184
Provision for doubtful debts	-	854,850	-	854,850
Interest expense	-	59,570	-	59,570
Marketing services	1,579,107	1,499,430	1,579,107	1,499,430
Corporate public relations	229,864	818,007	229,864	818,007
Financial and brokerage services	319,774	86,000	319,774	86,000
Consultants services	675,063	696,000	303,233	696,000
Investment Loss	714,410	-	714,410	-
Provision for investments write down	-	-	560,000	-
4. Income Tax				
(a) The prima facie income tax benefit on loss from ordinary activities before income tax reconciles to the income tax benefit in the financial statements as follows:				
Loss from ordinary activities before income tax	(4,165,287)	(5,537,576)	(4,316,863)	(5,506,962)
Income tax expense/(benefit) calculated at 30% of loss from ordinary activities before income tax for year ended 31 December 2001 and 34% for year ended 31 December 2000	(1,249,586)	(1,882,775)	(1,295,059)	(1,872,367)
Permanent differences	974,333	-	1,028,492	-
Timing differences and tax losses not brought to account as future income tax benefits	275,253	1,882,775	266,567	1,872,367
Income tax expense	-	-	-	-
(b) Future income tax benefits not brought to account as assets	6,910,195	10,611,080	6,910,195	9,892,663
	6,910,195	10,611,080	6,910,195	9,892,663

The taxation benefits of tax losses and timing differences not brought to account will only be obtained if:

i) assessable income is derived of a nature and of an amount sufficient to enable the benefit from the deductions to be realised;
ii) conditions for deductibility imposed by the law are complied with; and
iii) no changes in tax legislation adversely affect the realisation of the benefit from the deductions.

5. Directors' Remuneration

The directors of the Company who held office during the financial year ended 31 December 2001 were :

Peter Mark Smyth
Yusufali M Jumabhoy (Appointed 16 October 2001)
William Mansell Shotton (Appointed 16 November 2001)
David Michael Saunders (Appointed 22 November 2001)
Peter John Augustin Remta (Resigned 12 October 2001)
Leslie Robert Maurice Friday (Resigned 4 December 2001)

	Consolidated Entity		Parent Entity	
	31-Dec-01	31-Dec 00	**31-Dec-01**	31-Dec-00
	$	$	**$**	$
The aggregate of income paid or payable, or otherwise made available, in respect of the financial year, to all directors of the Company, directly or indirectly, by the Company or by any related party.			**564,023**	284,915
The aggregate of income paid or payable, or otherwise made available, in respect of the financial year, to all directors of each entity in the consolidated entity, directly or indirectly, by the entities in which they are directors or by any related party.	**564,023**	284,915		

The number of directors of the Company whose total income falls within each successive $10,000 band of income:

	Consolidated Entity		Parent Entity	
	31-Dec-01	31-Dec 00	**31-Dec-01**	31-Dec-00
	Number	Number	**Number**	Number
Nil	**1**	-	**1**	-
$10,000 - $19,999	-	1	-	1
$20,000 - $29,999	**1**	-	**1**	-
$30,000 - $39,999	**1**	-	**1**	-
$50,000 - $59,999	-	1	-	1
$100,000 - 109,999	**1**	-	**1**	-
$140,000 - $149,999	**1**	-	**1**	-
$220,000 - $229,999	-	1	-	1
$260,000 - $269,999	**1**	-	**1**	-

All of the executives of the Company were also its directors during the financial year.

6. Employee Share Plan

On 25 June 2001 the Company issued a total of 2,500,000 options under the Incentive Option Plan forming part of the Employee Share Plan that was approved by shareholders at the annual general meeting held on 31 May 2000. During the year there were no more than ten eligible participants for the Employee Share Plan. The options were issued as a performance incentive for no consideration to eligible employees under the Incentive Option Plan. Each of these options confers the right to acquire one (1) ordinary fully paid share in the capital of the Company at a price of $0.35 each on or before 30 June 2002. Due to a director's resignation, 700,000 options expired on 12 December 2001.

On 31 October 2001 a further 200,000 options were issued under the Incentive Option Plan exercisable at a price of $0.20 each on or before 30 June 2002.

The remaining 2,000,000 employee options remained unexercised at 31 December 2001. In accordance with the terms of the Employee Share Plan all issues of options under the Employee Share Plan are at the discretion of the directors.

	Consolidated Entity		Parent Entity	
	31-Dec-01	31-Dec-00	**31-Dec-01**	31-Dec-00
	$	$	**$**	$
7. Remuneration of Auditors				
Amounts received, or due and receivable from the Company and any related organisation for:				
Auditing the financial statements	**65,000**	20,000	**50,000**	20,000
Other services	**15,000**	15,000	**15,000**	15,000
	80,000	35,000	**65,000**	35,000
8. Cash				
Cash on hand	**500**	500	**500**	500
Cash at bank	**101,383**	822,059	**55,925**	822,051
	101,883	822,559	**56,425**	822,551
9. Current Receivables				
Other debtors	**173,487**	854,850	**17,836**	854,850
Provision for doubtful debt	**-**	(854,850)	**-**	(854,850)
	173,487	-	**17,836**	-
10. Non Current Receivables				
Loans to controlled entities – at cost	**-**	-	**5,180,000**	4,620,000
Provision for investment write down – at cost	**-**	-	**(560,000)**	-
Loan to Sands Solutions – at cost	**3,000,000**	2,500,000	**3,000,000**	2,500,000
Loans to Medco Madura Pty Ltd and Medco Simenggaris Pty Ltd – at cost	**7,952,187**	7,725,105	**7,952,187**	7,725,105
	10,952,187	10,225,105	**15,572,187**	14,845,105

The loans to Medco Madura Pty Ltd and Medco Simenggaris Pty Ltd represent moneys owing to the Company for work previously carried out on the Madura and Simenggaris blocks in Indonesia and paid for by the Company. The ultimate recoverability of these loans is dependent upon the successful exploitation of the Madura and Simenggaris blocks by those companies.

The loan to Sands Solutions is secured by a registered fixed and floating charge over all the assets and undertaking of that company. Its recoverability is reliant in the normal course of trading on the planned expansion of and increased revenues from the businesses conducted by Sands Solutions or the sale of those businesses and other assets of that company. Following the opinion of Curtin Consultancy Services of 26 February 2002, it is considered that in the event of default a sale of those businesses and assets would realise sufficient funds to satisfy the loan.

	Consolidated Entity		Parent Entity	
	31-Dec-01	31-Dec-00	31-Dec-01	31-Dec-00
	$	$	$	$
11. Non-Current Investments				
In controlled entities - at cost				
CityView Asia Pty Ltd	-	-	10	10
CityView Corporation (UK) Ltd	-	-	6	-
	-	-	16	10
In Non-related entities - at cost				
Shares in Telezon Limited (Administrator Appointed)	-	550,500	-	550,500
	-	550,500	-	550,500
Total Non-current Investments	-	550,500	16	550,510
12. Equipment				
Equipment at cost	17,586	11,907	17,586	11,907
Less accumulated depreciation	(7,409)	(2,184)	(7,409)	(2,184)
	10,177	9,723	10,177	9,723
Balance at the beginning of year	9,723	-	9,723	-
Additions	5,680	11,907	5,680	11,907
Depreciation expense	(5,226)	(2,184)	(5,226)	(2,184)
Carrying amount at year end	10,177	9,723	10,177	9,723
13. Acquisition, Exploration and Development				
Acquisition costs and exploration and development expenditure carried forward in respect of areas of interest - at cost	4,620,002	4,620,002	-	-
Less accumulated amortisation	-	-	-	-
	4,620,002	4,620,002	-	-

The consolidated entity has entered into contracts to develop and operate oil fields in Indonesia and the Philippines. These contracts are under standard terms for foreign companies operating in those countries. The costs will be amortised over the life of the various projects once production commences. The ultimate recoverability of the acquisition costs and exploration and development expenditure is dependent upon the future development and successful exploitation or the possible sale of the respective areas of interest.

	Consolidated Entity		Parent Entity	
14. Current Payables				
Unsecured:				
Trade creditors	48,250	113,006	48,250	113,006
Accrued expenses	60,105	177,940	10,586	177,940
	108,355	290,946	58,836	290,946

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001

15. Equity

(a) Contributed equity

During the year ended 31 December 2001 the Company issued the shares listed below. All placements have been approved by shareholders.

Date	Nature of Issue	Issue price for each share	Number of shares		Share capital $
09 03 01	Option exercise	0.50	300,000		150,000
09 03 01	Option exercise	0.50	300,000		150,000
12 03 01	Option exercise	0.50	400,000		200,000
12 03 01	Share placement	0.55	320,690	*	176,380
12 03 01	Share placement	0.55	79,310	*	43,620
16 03 01	Option exercise	0.50	300,000		150,000
16 03 01	Share cancellation	-	(500,000)		-
30 04 01	Share placement	0.48	200,000	*	96,000
07 05 01	Share placement	0.50	1,600,000	*	800,000
11 05 01	Share placement	0.47	500,000	*	237,500
11 05 01	Share placement	0.47	400,000	*	190,000
08 06 01	Share placement	0.44	200,000	*	89,000
12 06 01	Share placement	0.50	1,100,000	#	550,000
25 06 01	Share placement	0.35	300,000	*	105,000
28 06 01	Share placement	0.33	250,000	*	83,750
23 08 01	Share placement	0.25	250,000	*	62,500
28 08 01	Option exercise	0.25	20,000		5,000
28 08 01	Option exercise	0.25	10,000		2,500
28 08 01	Option exercise	0.25	20,000		5,000
28 08 01	Option exercise	0.25	197,100		49,275
28 08 01	Option exercise	0.25	280,000		70,000
28 08 01	Option exercise	0.25	20,000		5,000
28 08 01	Option exercise	0.25	20,000		5,000
28 08 01	Option exercise	0.25	10,000		2,500
28 08 01	Option exercise	0.25	80,000		20,000
28 08 01	Option exercise	0.25	20,000		5,000
28 08 01	Option exercise	0.25	30,000		7,500
06 11 01	Share placement	0.19	250,000	*	47,500
08 11 01	Share placement	0.17	240,000	*	40,000
14 11 01	Share placement	0.25	1,250,000	#	314,850
14 11 01	Share placement	0.25	1,250,000	#	314,850
			9,697,100		3,977,725
Ordinary fully paid shares at 31 December 2000			47,064,516		50,318,271
Ordinary fully paid shares at 31 December 2001			56,761,616		54,295,996

* Shares issued for services rendered or satisfaction of debt
# Shares issued for cash to raise working capital

Ordinary shares participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held.
At shareholders' meetings each ordinary shareholder is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

(b) Options:
As at 31 December 2001 there were on issue:
(i) 1,800,000 unlisted Employee options convertible into fully paid ordinary shares at an exercise price of $0.35 each on or before 30 June 2002; and
(ii) 200,000 unlisted Employee options convertible into fully paid ordinary shares at an exercise price of $0.20 each on or before 30 June 2002.

(c) Dividends:
No dividend was declared by the Directors during the reporting period.

(d) Franking credits
The Company retains no franking credits for the year ended 31 December 2001 and the year ended 31 December 2000.

(e) Accumulated losses

	Consolidated Entity		Parent Entity	
	31-Dec-01	31-Dec-00	**31-Dec-01**	31-Dec-00
	$	$	**$**	$
Accumulated losses at the beginning of the financial year	**34,381,328**	28,843,752	**34,381,328**	28,874,366
Net loss attributable to the members of the parent entity	**4,165,287**	5,537,576	**4,316,863**	5,506,962
Accumulated losses at the end of the financial year	**38,546,615**	34,381,328	**38,698,191**	34,381,328

16. Earnings per share

	31-Dec-01	31-Dec-00
Basic earnings/(loss) per share (cents per share)	**(8.07)**	(13.18c)
The weighted average number of ordinary shares on issue used in the calculation of basic earnings per share	**51,579,570**	41,999,364

Diluted earnings per share are not disclosed as they are not materially different from basic earnings per share. Refer to Note 22 for ordinary shares issued subsequent to year end.

17. Financial Reporting by Segments

(a) Industry Segments

	Investments		Exploration		Consolidated	
	31 Dec 01	31 Dec 00	**31 Dec 01**	31 Dec 00	**31 Dec 01**	31 Dec 00
	$	$	**$**	$	**$**	$
Revenue outside the consolidated entity	**211,251**	139,119	**-**	-	**211,251**	139,119
Segment profit/(loss) after income tax	**(4,392,369)**	(604,656)	**227,082**	(4,932,920)	**(4,165,287)**	(5,537,576)
Segment assets	**3,285,547**	3,882,782	**12,572,189**	12,345,107	**15,857,736**	16,227,889

The major products and services covered by those segments are:
Investments from general financing and corporate activities
Exploration of oil and gas interests

(b) Geographical Segments

	Indonesia		Australia		United Kingdom		Consolidated	
	31 Dec 01	31 Dec 00	**31 Dec 01**	31 Dec 00	**31 Dec 01**	31 Dec 00	**31 Dec 01**	31 Dec 00
	$	$	$	$	$	$	$	$
Revenue outside the consolidated entity	-	-	211,251	139,119	-	-	211,251	139,119
Segment profit/ (loss) after income tax	227,082	(4,932,920)	(3,983,945)	(604,656)	(408,424)	-	(4,165,287)	(5,537,576)
Segment Assets	12,572,189	12,345,107	3,084,446	3,882,782	201,101	-	15,857,736	16,227,889

The pricing of intersegment transactions is the same as prices charged on transactions with parties outside the economic entity.

18. Particulars Relating to All Entities

	Country of Incorporation	Type of Shares Held	Principal Activity	Ownership interest	
Parent entity				2001	2000
CityView Corporation Limited	Australia	Ordinary	Investment	100%	100%
Controlled entities					
CityView Asia Pty Ltd	Australia	Ordinary	Exploration	100%	100%
CityView Corporation (UK) Ltd	UK	Ordinary	Investment	100%	-
Other					
Medco Madura Pty Ltd	Australia	Ordinary	Exploration	25%	25%
Medco Simenggaris Pty Ltd	Australia	Ordinary	Exploration	25%	25%

On 27 November 2001 the parent entity acquired 100% of the share capital of CityView Corporation (UK) Ltd, formerly known as Comstock Industries (UK) Limited, for a nominal consideration (see Note 19) with the parent entity entitled to all profits/(losses) from that controlled entity from that time. Mr W M Shotton is a director and Chief Executive of CityView Corporation (UK) Ltd.

The accounts of Medco Madura Pty Ltd and Medco Simenggaris Pty Ltd are not included in the consolidated accounts according to the equity method of accounting for investments because the Company does not exercise a significant influence over those companies. The loans to Medco Madura Pty Ltd and Medco Simenggaris Pty Ltd are classified as non-current receivables in the balance sheet (refer to Note 10).

	Consolidated Entity		Parent Entity	
19. Notes to Statement of Cash Flow	**31-Dec-01 $**	31-Dec-00 $	**31-Dec-01 $**	31-Dec 00 $
(a) Reconciliation of cash				
Cash at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the balance sheet as follows:				
Borrowings	-	-	-	-
Cash	**101,883**	822,559	**56,425**	822,551
	101,883	822,559	**56,425**	822,551
(b) Business acquired.				
During the year 100% of the controlled entity CityView Corporation (UK) Ltd was acquired.				
Purchase consideration	-	-	**6**	-
Cash consideration	-	-	**6**	-
Amount due under contract of sale	-	-	-	-
Cash outflow/inflow	-	-	**6**	-
Assets and liabilities held at acquisition date				
Receivables	-	-	-	-
Inventories	-	-	-	-
Property, plant and equipment	-	-	-	-
Creditors	-	-	-	-
	-	-	-	-
Goodwill on consolidation	-	-	-	-
Outside equity interests in acquisitions	-	-	-	-
	-	-	-	-

	Consolidated Entity		Parent Entity	
	31 Dec-01	31-Dec-00	31-Dec-01	31-Dec-00
	$	$	$	$
19. Note to Statement of Cash Flow (cont)				
(c) Business disposed of No entities were disposed of during the reporting period.				
(d) Reconciliation of loss from ordinary activities after tax to net cash provided by/(used by) operating activities				
Loss from ordinary activities	**(4,165,287)**	(5,537,576)	**(4,316,863)**	(5,506,962)
Less non cash operating items:				
Depreciation	**5,226**	2,184	**5,226**	2,184
Borrowing costs	**-**	59,570	**-**	59,570
Write-downs to recoverable amount of investment	**701,300**	-	**701,300**	-
Foreign exchange (gain)/loss	**-**	(68,249)	**-**	(68,249)
Issue of shares in lieu of payment to suppliers and employees	**762,743**	6,600,556	**1,067,425**	6,460,550
Change in assets and liabilities net of the effect of purchase and disposal of controlled entities:				
Purchase of Block SC41 Philippines	**-**	-	**-**	4,620,000
(Increase)/decrease in receivables	**(920,025)**	(2,782,305)	**(744,918)**	(7,402,305)
(Decrease)/increase in payables	**(262,796)**	(1,128,615)	**(232,110)**	(1,019,223)
Net cash provided/(used) by operating activities	**(3,878,839)**	(2,854,435)	**(3,519,940)**	(2,854,435)

(e) Non-cash financing and investing activities
The Company settled a number of creditors through the issue of shares and options as referred to in Note 15.

(f) For the purpose of the statement of cash flows, cash includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts

20. Related Party Disclosures

Transactions between related parties are on normal commercial terms and conditions are no more favourable than those available to other parties unless otherwise stated.

(a) Directors
The following persons held the position of director of the Company during the financial year ended 31 December 2001:

P M Smyth	
Y M Jumabhoy	Appointed 16 October 2001
W M Shotton	Appointed 16 November 2001
D M Saunders	Appointed 22 November 2001
P J A Remta	Resigned 12 October 2001
L R M Friday	Resigned 4 December 2001

The remuneration of directors is disclosed in Note 5 to the financial statements.

(b) Interests of directors

(i) As at 31 December 2001 the directors of the Company and their related entities hold a relevant interest in the following shares and options in the Company:

	31 December 01	31 December 00
Shares	**1,446,084**	343,076
Options	**1,100,000**	1,100,000

(ii) On 15 November 2001 Mr W M Shotton applied for and was issued 1,250,000 shares in the Company for a subscription price of US$0.13 a share.

(c) Transactions with directors and related entities

(i) Mr P M Smyth is a director and shareholder of Romarcam Investments Pty Ltd. The Company has entered into a contract with Romarcam Investments Pty Ltd dated 3 December 2001 for the provision of management services. Fees paid during the financial year at normal commercial rates were $253,523 compared to $213,825 in the previous year. These transactions have been reflected in Note 5.

(ii) Mr P M Smyth's family trust has a one-third equity interest in Sands Solutions. The Company has lent $3,000,000 to Sands Solutions during 2000 and 2001 and has charged Sands Solutions interest at 7% per annum payable in monthly instalments. These transactions have been reflected in Notes 10 and 23.

(iii) Mr P J A Remta is an employee and members of his family are shareholders of Westchester Pty Ltd which provided consultancy and corporate management services to the Company during 2001 under a consultancy agreement dated 1 February 2001. Fees paid during the financial year at normal commercial rates were $91,135. These transactions have been reflected in Note 5.

(iv) Mr L R M Friday is a director and shareholder of Lifestyle Nominees Pty Ltd which provided consultancy services to the Company. Fees paid during the financial year were $20,785. These transactions have been reflected in Note 5.

(v) During 2001 the Company issued a total of 2,300,000 options to directors under the Incentive Option Plan established by the Employee Share Plan. Of that number 900,000 options were issued to Mr P M Smyth, 700,000 options were issued to Mr P J A Remta, 500,000 options were issued to Mr L R M Friday and 200,000 options were issued to Mr Y M Jumabhoy. The options issued to Messrs Remta and Friday have expired

(d) Interests in director-related entities

Apart from the disclosures in this note, no director has entered into a material contract with the Company since the end of the financial year and there were no material contracts involving interests of directors or payment upon termination subsisting at the end of the financial year.

(e) Equity interests in controlled entities

As disclosed in Note 18 the Company has the entire ownership of CityView Asia Pty Ltd and CityView Corporation (UK) Ltd which are its only controlled entities.

(f) Transactions within the group

The parent in the consolidated entity is CityView Corporation Limited. As included in Note 10, CityView Asia Pty Ltd owes $4,620,000 to CityView Corporation Limited and CityView Corporation (UK) Ltd owes $560,000 to CityView Corporation Limited. These amounts have been fully provisioned in the accounts of the parent company. The amounts are interest free operating loans with no repayment terms.

In addition, Medco Simenggaris Pty Ltd and Medco Madura Pty Ltd owe the Company $3,408,082 and $4,544,105 respectively, although these companies are not part of the consolidated entity (refer to Note 18).

21. Commitments for Expenditure

(a) Madura and Simenggaris

Under the agreements between the Company and PT Medco Energi Corporation TBK ("Medco") all of the expenditure for exploration and development of the Madura and Simenggaris blocks, under a new work program as defined in the agreements and as agreed between Medco and the Indonesian state owned oil and gas organization known as Pertamina would be met by Medco. The new work program, as already agreed, covers exploration and development work.

The cost of any subsequent work to the Madura and Simenggaris blocks will need to be met by the Company in proportion to its equity interests.

(b) Service Contract 41

The documents relating to the acquisition by the consolidated entity of the interest of 2.5% in Petroleum Permit Block Service Contract 41 provide that MMC Exploration & Production (Philippines) Pte Ltd will pay for all the expenditure attributable to that interest through the current work program which is still to be completed.

There are no other commitments for expenditure.

22. Subsequent Events

There has been no financial statement effect for the year ended 31 December 2001 for each of the subsequent events listed below unless otherwise stated:

(a) On 8 January 2002 the Company, through its wholly owned subsidiary CityView Asia Pty Ltd, entered an agreement to acquire shares in an oil company which holds legally and owns beneficially 50% of the shareholding in another energy based company which has identified and is entitled to be the owner of three separate gas-gathering projects.

Under the agreement, the Company has an option to acquire shares with the intention that through that shareholding the Company will become entitled to the benefits from the development of the projects.

On 28 February 2002 the Company paid an option fee of US$200,000. The option fee is refundable if necessary regulatory approvals are not obtained and if the Company exercises its option to acquire shares then the option fee will form part of the consideration payable.

(b) On 14 January 2002 the Company issued 400,000 ordinary fully paid shares to private investors in the United Kingdom. The shares were issued at a price of AUD$0.20 with each share entitled to one unlisted option convertible into one ordinary fully paid share at an exercise price of AUD$0.40 each and exercisable by June 24, 2002.

On 28 February 2002 the Company issued 13 million ordinary fully paid shares to Falcon Oil Pte Ltd ("Falcon") a Singaporean energy company which is co-venturer with CityView in the Madura and Simenggaris blocks. The shares were issued at a price of AUD$0.24 with each share entitled to one unlisted option convertible into one ordinary fully paid share at an exercise price of AUD$0.40 each and exercisable by June 24, 2002.

Both of these placements were in accordance with the authority given by shareholders at the Company's general meeting held on 24 December 2001.

(c) On 4 February 2002 due to a director's resignation, 500,000 employee options expired.

(d) On 22 March 2002 the Company appointed Mr Goh Yong Kheng and Mr Thinagaran as directors of the Company. On 4 April 2002 the Company appointed Mr Ee as a director of the Company.

(e) On 28 February 2000 the Company acquired 1,000,000 shares in CGX Energy Inc at a cost of $1,676,150 which was lent to it by Azure Energy Fund Inc. On 18 May 2000 the Company sold the shares for the equivalent of $2,531,000 and after settlement of the loan realised a gross profit of $854,850. That profit was not received from Azure Energy Fund Inc during 2000 and was fully provisioned during that year. The receivable and corresponding provision were written off during 2001. On 2 April 2002 a net profit of US$183,831 was received in relation to the sale. This will be brought to income in the Company's financial statements for the year ending 31 December 2002.

(f) In April 2002, in accordance with the recommendations of the due diligence committee, the Company signed agreements with Sands Solutions pursuant to which the Company no longer has a contingent liability for Primeorder AG.

23. Financial Instruments

(a) Significant Accounting Policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which revenues and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are outlined in Note 1 to the financial statements.

(b) The consolidated entity's exposure to interest rate risk which is the risk that a financial instrument's value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities is as follows:

			FIXED INTEREST				
2001	Average Interest rate %	Variable Interest $	Less than 1 Year $	1 to 5 Years $	More than 5 years $	Non-Interest Bearing $	Total $
Financial Assets							
Cash						101,883	101,883
Receivables						173,487	173,487
Loan – Sands Solutions	7%			3,000,000			3,000,000
Financial Liabilities							
Payables						108,355	108,355

			FIXED INTEREST				
2000	Average Interest rate %	Variable Interest $	Less than 1 Year $	1 to 5 Years $	More than 5 years $	Non-Interest Bearing $	Total $
Financial Assets							
Cash						822,559	822,559
Receivables							
Loan – Sands Solutions	7%			2,500,000			2,500,000
Financial Liabilities							
Payables						290,946	290,946

(c) Credit Risk

The Company has adopted a policy of only dealing with credit worthy parties and, where appropriate, obtaining sufficient collateral or security as a means of mitigating the risk of financial loss through defaults in contractual obligations.

Except as disclosed in Note 10 the Company does not have any significant credit risk exposure to a single debtor or group of debtors having similar characteristics.

The carrying amount of financial assets recorded in the financial statements, without provision for losses, represents the maximum exposure of the consolidated entity to credit risk without taking into account the value of any collateral or other security.

The credit risk exposure of the consolidated entity would also include the difference between the carrying amount and the realisable amount.

(d) Currency hedging

The consolidated entity has not entered into forward foreign exchange contracts to hedge the exchange rate risk arising from transactions in foreign currencies.

(e) Net Fair Value

The carrying amount of assets and liabilities recorded in the financial statements represents their respective net fair values determined in accordance with the accounting policies referred to in Note 1.

24. Company Details

The registered offices are:

CityView Corporation Limited
63 Burswood Road
Burswood
Western Australia 6100

CityView Corporation (UK) Ltd
18 Bedford Row
London WC1R 4EQ
United Kingdom

CITYVIEW CORPORATION LIMITED

Additional information as to holders of shares and options at 31 March 2002

Market Capitalisation

Shares on Issue	70,161,616
Options - Unlisted	14,900,000
Fully Diluted Capital	85,061,616

Trading volumes for the financial year ended 31 December 2001

2001	AUS	USA	TOTAL
Month	**Volume**	**Volume**	**Volume**
January	3,094,194	2,369,360	5,463,554
February	2,293,359	2,494,100	4,787,459
March	4,296,203	2,316,500	6,612,703
April	1,456,420	878,200	2,334,620
May	3,464,620	5,181,300	8,645,920
June	1,904,439	3,006,600	4,911,039
July	1,345,455	2,242,800	3,588,255
August	1,175,834	1,854,400	3,030,234
September	637,737	1,638,400	2,276,137
October	837,570	2,173,600	3,011,170
November	676,705	1,985,500	2,662,205
December	1,691,304	2,090,600	3,781,904
Total	**22,873,840**	**28,231,360**	**51,105,200**

Number of Share and Option Holders

Ordinary Share Capital

70,161,616 fully paid ordinary shares held by 1,239 individual shareholders

Options

1,300,000 Employee options convertible into ordinary fully paid shares at an exercise price of $0.35 each on or before 30 June 2002 (5 holders)

200,000 Employee options convertible into ordinary fully paid shares at an exercise price of $0.20 each on or before 30 June 2002 (1 holder)

400,000 unlisted options convertible into fully paid ordinary shares at an exercise price of $0.40 each on or before 24 June 2002 (1 holder)

13,000,000 unlisted options convertible into fully paid ordinary shares at an exercise price of $0.40 each on or before 24 June 2002 (1 holder)

Voting Rights

In accordance with the constitution of the Company, on a show of hands each shareholder present in person or by proxy, representative or attorney has one vote and on a poll every shareholder present in person or by proxy, representative or attorney has, in respect of fully paid shares, one vote for every share held.

None of the options confers a right to vote but shares issued upon the exercise of options will rank equally in all respects (including voting rights) with the then existing issued fully paid ordinary shares.

CITYVIEW CORPORATION LIMITED

Additional information as to holders of shares and options at 31 March 2002 (continued)

Distribution of Shareholding

Holdings	Shareholders
1 to 1,000	251
1,001 to 5,000	420
5,001 to 10,000	238
10,001 to 100,000	294
100,001 and over	36
Total	**1,239**

Number of shareholders holding less than a marketable parcel: 1,239

Substantial Shareholders

Name	Number of Shares	Percentage of Capital
US Control Account C/- Computershare Trust Company Inc	25,900,033	36.91
Falcon Oil Pte Ltd	13,000,000	18.53
Malaysia Mining Corporation Berhad	8,616,188	12.28

Twenty Largest Holders of Shares

Name	Shares	Percentage of Capital
US Control Account C/- Computershare Trust Company Inc	25,900,033	36.91
Falcon Oil Pte Ltd	13,000,000	18.53
Malaysia Mining Corporation Berhad	8,616,188	12.28
Grant Ayrton	1,250,000	1.78
William Mansell Shotton	1,250,000	1.78
Tower Trust Limited	1,071,931	1.53
Distinctive Nominees Pty Ltd	517,500	0.74
Thomas Omar Pte Ltd	500,000	0.71
OCBC Securities Pte Ltd	384,910	0.55
Tonbar Pty Ltd	359,336	0.51
Entity Holdings Pty Ltd	348,855	0.50
Kenneth John & Beryl Winifred Thomas	345,000	0.49
David Cliffe	330,000	0.47
Michael Vincent Taylor	310,251	0.44
Mr Say Hann Ng	299,425	0.43
Tonbar Pty Limited	294,630	0.42
Leet Investments Pty Limited	283,000	0.40
Michael Riabkoff	226,700	0.32
PS Consulting Pty Ltd	200,000	0.29
Mark & Jennie Smyth Super Fund Account	196,084	0.28
TOTAL	**55,683,843**	

CityView
Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia
PO Box 732 Victoria Park
Western Australia 6979
Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088
Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

April 8, 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

CITYVIEW LODGES FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2001

CityView Corporation Limited ("CityView") advises that it has lodged its financial statements for the financial year ended 31 December 2001 with the Australian Securities and Investments Commission.

The Annual Report and financial statements can be viewed at CityView's website www.cityviewcorp.com under "Financials".

409

CityView
Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia

PO Box 732 Victoria Park
Western Australia 6979

Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088

Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

April 9, 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

SIMENGGARIS BLOCK: PIDAWAN – 1 UPDATE

CityView Corporation Limited ("CityView") has been advised by its Joint Venture partner Pt Medco Energi Internasional TBK (Medco) that drilling has resumed at Pidawan-1 and has reached a depth of 2,908 feet. Gas readings are:

116 units at 2,439 feet
174 units at 2,609 feet
134 units at 2,694 feet
184 units at 2,882 feet

CityView is free carried by Medco throughout the drilling of this well and has a gross 25% interest (net 15.625% interest after the Government's share) in all production therefrom.

CityView
Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia

PO Box 732 Victoria Park
Western Australia 6979

Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088

Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

April 11, 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

BOARD STRUCTURE

CityView Corporation Limited ("CityView") (ASX:CVI) is pleased to announce the appointment of Mr Roland Y K Goh as its Chief Executive effective 10 April 2002. Mr Goh's expertise will be invaluable in developing CityView's energy interests.

Mr W M Shotton and Mr D M Saunders have resigned today as directors of CityView. Mr Shotton has organized a management buyout of Cityview Corporation (UK) Ltd for the benefit of both parties.

4

CityView
Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia

PO Box 732 Victoria Park
Western Australia 6979

Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088
Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

April 15, 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

MADURA AND SIMENGGARIS UPDATE

CityView Corporation Limited ("CityView") (ASX:CVI)has received the following information from its Joint Venture partner Pt Medco Energi Internasional TBK ("Medco"):

Madura Block: Sebaya-1
Haliburton will carry out the Drill Stem Test ("DST") at Sebaya-1 later this week. In preparation for the DST, Medco has drilled out the cement plug and prepared the hole. Logs will now be run.

Simenggaris Block: Pidawan-1
Present depth is 3356 feet. The rig is currently circulating while repairing a mud pump prior to continuing to drill to 5000 feet or the next casing point.

CityView is free carried by Medco throughout the current work programs. The net interests of the joint venture partners in Madura and Simenggaris Blocks after taking into account the Government's share are:

Joint Venture Partner	Madura	Simenggaris
Pertamina (Indonesian Government Oil Company)	35%	37.5%
CityView	16.25%	15.625%
Medco	33.15%	37.5%
Falcon	15.6%	9.375%

CityView
Corporation Limited
ACN 009 235 634
63 Burswood Road
Burswood
WA 6100 Australia
PO Box 732 Victoria Park
Western Australia 6979
Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088
Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

To	COMPANY ANNOUNCEMENTS AUSTRALIAN STOCK EXCHANGE LIMITED	*Fax*	1300 300 021
From	W M BAILLIE	*Date*	APRIL 16, 2002
Pages	4	*Subject*	

REPORT FOR THE QUARTER ENDED MARCH 31, 2002

CityView Corporation Limited
ACN 009 235 634

REPORT FOR THE QUARTER ENDED MARCH 31, 2002

SUMMARY FACT SHEET

Company Details	
Registered Office:	63 Burswood Road, Burswood WA 6100 Australia
Phone:	(618) 6250 9099
Fax:	(618) 6250 9088
E-Mail:	info@cityviewcorp.com
Internet	www.cityviewcorp.com
Chief Executive Officer	Roland Y K Goh
Directors:	Yusufali M Jumabhoy Eddie Ee Mark Smyth Thinagaran
Company Secretary:	Warren M Baillie
Australian Auditors:	BDO
Australian Stock Exchange Symbol:	CVI
NASD Symbol:	CTVWF
Australian Share Registry:	Computershare Investor Services Pty. Ltd.
US Share Registry:	Computershare Trust Company Inc

Market Capitalisation at March 31, 2002	
Shares on Issue	70,161,616
Options	14,900,000
Fully Diluted Capital	85,061,616
Market Value Fully Diluted	AUD$22,966,636 (US$12,124,087)

Trading Volume

MONTH	AUS VOLUME	US VOLUME	TOTAL VOLUME
JANUARY 2002	2,750,432	3,011,700	5,762,132
FEBRUARY 2002	1,555,755	1,093,400	2,649,155
MARCH 2002	2,200,167	2,168,700	4,368,867
TOTAL	**6,506,354**	**6,273,800**	**12,780,154**

Corporate

Messrs Goh and Thinagaran were appointed directors on March 22, 2002. On April 8, 2002 Mr Ee was appointed a director and Mr Goh was appointed Chief Executive on April 11, 2002. Messrs Shotton and Saunders resigned from the Company on April 11, 2002

Oil & Gas Indonesia
CityView continues to be free carried by Pt Medco Energi Internasional TBK ("Medco") in relation to its 25% gross interest in both the Madura (674,100 acres) and Simenggaris (675,582 acres) Blocks.

Madura: Sebaya-1
Medco's original objective for Sebaya-1 was to drill to a depth of 1230 metres (4035 feet) and test the Tawun sands at 200 metres (656 feet) and the Tuban sands at 900 metres (2953 feet). During the course of the drilling three zones of oil and gas shows were encountered between 2250-3100 feet. Medco was sufficiently encouraged by the drilling results to decide to deepen the well to explore its deeper zones, Lower Tuban Limestone or Upper Kujung Limestone. During the deepening of the well Medco encountered high formation pressures. The rig was only equipped with a 3000 psi Blowout Preventor (BOP). Oil and gas shows were encountered at 4527 feet and 5793 feet. Due to lost circulation problems at 4531 feet and high formation pressures encountered below this depth, deeper drilling was suspended at 5954 feet. The well was plugged back with cement to 5498 feet and 7-inch liner was run and cemented with the bottom of the liner at 5310 feet.

Medco will now carry out the Drill Stem Test ("DST") at Sebaya and has engaged Haliburton to do the work. In preparation for the DST, Medco is in the process of drilling out the cement plug and will run logs.

Later this year Medco will drill a well to 6000 feet at Tambuku situated immediately to the north.

Madura: Karasan-1
The second well drilled by Medco in the Madura Block was Karasan-1 which was drilled to only 4186 feet as the rig did not have the capacity to reach the deeper zones. Testing of gas flows in the upper zone was inconsequential. Medco has decided that instead of drilling deeper at this location, it will drill a well at nearby Telaga. This well will have a target depth of up to 9000 feet and should provide a better understanding of the deep zone at Karasan.

Simenggaris Block: Pidawan-1
The first drilling location selected by Medco was at Pidawan on the same trend as the Sembakung oilfield. The Pidawan-1 well was spudded on 21 February 2002 with a target depth of approximately 7000 feet: to date the well has reached a depth of 3642 feet. The rig is presently repairing mud pump #2 after which drilling will continue to the next casing point +- 5000 feet.

Pidawan-1 is a strategic well with the lowest probability in comparison to the other prospects on this trend. As soon as the drilling of Pidawan-1 is completed, Medco plans to drill the more optimum prospects of Sesayap-B and Bangkupesar. The target depth of Pidawan-1 is approximately 7000 feet with casing to be set at approximately 5000 feet.

CityView
Corporation Limited
ACN 009 235 634

Philippines – Block SC41, offshore Sabah Malaysia
CityView has a 2.5% interest in the petroleum permit block held under Service Contract 41 which is an offshore oil and gas exploration area of approximately 3 million acres in the Sandakan Basin within Philippine waters adjacent to the border with east Malaysia.

CityView has been free carried through a two well program (Hippo-1 and Wildebeest-1) by MMC Exploration & Production (Philippines) Pte Ltd, a subsidiary of Malaysia Mining Corporation Berhad. The next program is currently under review by the operator Unocal. All contributions to expenditure on the past work program of two wells within the block have been met on behalf of CityView by MMC Exploration & Production (Philippines) Pte Ltd.

Sands Solutions Group Pty Ltd ("Sands Solutions")
CityView's Due Diligence Committee has been monitoring the performance of Sands Solutions Group Pty Ltd ("Sands Solutions") and reviewing the security of CityView's AUD$3,000,000 loan to Sands Solutions. During the quarter, Curtin Consultancy Services advised CityView that it had formed the view that there was sufficient potential value in the intellectual property rights owned by Sands Solutions to provide security for the loan.

The due diligence investigations were completed in March and agreements between CityView and Sands Solutions have been signed. Under the agreements CityView can choose to have all moneys repaid on 1 July 2003 or convert its loan into equity on a formula based on an independent valuation to be undertaken prior to the repayment date. CityView's Audit Committee will continue to monitor CityView's investment in Sands Solutions.

CityView Corporation (UK) Ltd
The Board has decided not to proceed with the proposed acquisition of the high technology companies which were referred to in CityView's announcement of 12 February 2002. A management buyout of CityView Corporation (UK) Ltd was completed on April 8, 2002 for the benefit of both parties.

Finance

Expenditure for the Quarter	AUD$959,343

W M BAILLIE
Company Secretary/General Counsel

April 16, 2002

CityView
Corporation Limited
ACN 009 235 634
63 Burswood Road
Burswood
WA 6100 Australia
PO Box 732 Victoria Park
Western Australia 6979
Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088
Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

To	COMPANY ANNOUNCEMENTS AUSTRALIAN STOCK EXCHANGE LIMITED	*Fax*	1300 300 021
From	WARREN BAILLIE	*Date*	**APRIL 16, 2002**
Pages	6	*Subject*	

APPENDIX 5B MINING EXPLORATION ENTITY QUARTERLY REPORT

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97.

Name of entity

CITYVIEW CORPORATION LIMITED

ACN

009 235 634

Quarter ended ("current quarter")

31 MARCH 2002

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (3 Months) $A'000
1.1	Receipts from product sales and related debtors			
1.2	Payments for	(a) exploration and evaluation	-	-
		(b) development	-	-
		(c) production	-	-
		(d) administration	(569)	(569)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		81	81
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)		-	-
	Net Operating Cash Flows		(488)	(488)
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a) prospects	-	-
		(b) equity investments	(390)	(390)
		(c) other fixed assets	-	-
1.9	Proceeds from sale of:	(a) prospects	-	-
		(b) equity investments	-	-
		(c) other fixed assets	-	-
1.10	Loans to other entities		-	-
1.11	Loans repaid by other entities		-	-
1.12	Other (provide details if material)		-	-
	Net investing cash flows		(390)	(390)
1.13	Total operating and investing cash flows (carried forward)		(878)	(878)

1.13	Total operating and investing cash flows (brought forward)	(878)	(878)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	3,200	3,200
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Other (provide details if material)	-	-
	Net financing cash flows	3,200	3,200
	Net increase (decrease) in cash held	2,322	2,322
1.20	Cash at beginning of quarter/year to date	55	55
1.21	Exchange rate adjustments to item 1.20	-	-
1.22	**Cash at end of quarter**	2,377	2,377

Payments to directors of the entity and associates of the directors Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	82
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

1.23	Payment of Directors fees, reimbursement of Directors expenses in relation to the company.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	-
4.2	Development	-
	Total	-

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	2,377	55
5.2	Deposits at call	-	-
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	2,377	55

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	-	-	-	-
6.2	Interests in mining tenements acquired or increased	-	-	-	-

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Number issued	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Issued during quarter				
7.3	**+Ordinary securities**	70,161,616			
7.4	Issued during quarter a) Inceases through issues b) Decreases through returns of capital, buy-backs	13,400,000			
7.5	**+Convertible debt securities** *(description and conversion factor)*				
7.6	Issued during quarter				
				Exercise price	*Expiry date*
7.7	**Options** *(description and conversion factor)*	1,300,000 200,000 13,400,000	1,300,000 200,000 13,400,000	*$0.35* *$0.20* *$0.40*	*30/06/2002* *30/06/2002* *24/06/2002*
7.8	Issued during quarter	13,400,000	13,400,000	$0.40	*24/06/2002*
7.9	Exercised during quarter				
7.10	Expired during quarter	500,000	500,000	$0.35	*04/02/2002*
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act 2001 or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: .16 April 2002
Company secretary

Print name: W M BAILLIE

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3. **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities

4. The definitionsin, and provision of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

CityView
Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia

PO Box 732 Victoria Park
Western Australia 6979

Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088

Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

April 23, 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

MADURA AND SIMENGGARIS UPDATE

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner Pt Medco Energi Internasional TBK ("Medco"):

Madura Block: Sebaya-1
Medco has drilled out the cement plug and run a porosity log. Due to tight hole conditions the log was unable to pass 5855 feet. A wiper trip was performed and the porosity log re-run. At present the logs are being reviewed to establish a possible test zone at the bottom section of the well.

In the event that testing of the deep zone can be undertaken, there will be four zones tested and not three zones as previously reported. Haliburton expect to commence Drill Stem Tests shortly.

Simenggaris Block: Pidawan-1
The drilling has reached a depth of 4628 feet. The target depth for Pidawan-1 is approximately 7000 feet with casing to be set at approximately 5000 feet. It is anticipated that 9 5/8 inch casing will be run towards the end of the week.

CityView is free carried by Medco throughout the current work programs and has a 25% gross interest in both Blocks.

415

CityView
Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia
PO Box 732 Victoria Park
Western Australia 6979
Telephone (61-8) 6250 9099
Facsimile (61-8) 6250 9088
Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

To	COMPANY ANNOUNCEMENTS AUSTRALIAN STOCK EXCHANGE LIMITED	*Fax*	1300 300 021
From	WARREN BAILLIE	*Date*	**APRIL 26, 2002**
Pages	4	*Subject*	

NOTICE OF ANNUAL GENERAL MEETING TO BE HELD
MAY 31, 2002 AT 10.00A.M

Notice of Annual General Meeting with Explanatory Notes and Form of Proxy

Date and time of meeting

Friday, 31 May 2002
at 10.00am

Place of meeting

Sands Solutions House
63 Burswood Road Burswood
Perth Western Australia

Notice of Annual General Meeting

The annual general meeting of the shareholders of CityView Corporation Limited will be held at Sands Solutions House 63 Burswood Road Burswood Perth Western Australia on 31 May 2002 at 10.00am.

Business

To consider and if thought fit to pass the following resolutions as ordinary resolutions:

1. Financial statements

That the financial statements and the directors' report and the independent audit report for the year ended on 31 December 2001 be considered and adopted.

2. Election of directors

2.1 To elect as a director Mr Y M Jumabhoy who having been appointed since the last annual general meeting retires in accordance with the Constitution and being eligible offers himself for re-election.

2.2 To elect as a director Mr Y K Goh who having been appointed since the last annual general meeting retires in accordance with the Constitution and being eligible offers himself for re-election.

2.3 To elect as a director Mr B Y Ee who having been appointed since the last annual general meeting retires in accordance with the Constitution and being eligible offers himself for re-election.

2.4 To elect as a director Mr Thinagaran who having been appointed since the last annual general meeting retires in accordance with the Constitution and being eligible offers himself for re-election.

3. Directors fees

To approve the payment to directors of total aggregate remuneration for directors fees of not more than AUD$50,000 per annum to be divided between the directors as they may determine.

5 April 2002
W M BAILLIE
Company Secretary

NOTE:

Determination of holding of shares
In accordance with section 1109N of the Corporations Act 2001 the directors of the Company, being the convenors of the meeting, have determined that all shares of the Company that are quoted by Australian Stock Exchange Limited as at 10.00am on 29 May 2002 will be taken for the purposes of the meeting to be held by the persons who held them at that time.

Explanatory Notes on Resolutions

Purpose of meeting

The purpose of the meeting is to:

(a) consider and adopt the financial statements;
(b) elect directors; and
(c) approve directors fees.

Voting exclusion

The Company will disregard any votes cast on resolution 3 by the directors of the Company or an associate of those persons.

However the Company need not disregard a vote cast on resolution 3 if:

- it is cast by a person as proxy for a person who is entitled to vote in accordance with the direction on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 1 – financial statements

Resolution 1 is to consider and adopt the financial statements for the Company.

Notice of Annual General Meeting with Explanatory Notes and Form of Proxy CONTINUED

Resolution 2 – election of directors

Resolution 2.1 seeks the reappointment of Mr Y M Jumabhoy who having been appointed since the last annual general meeting retires in accordance with the Constitution and being eligible offers himself for re-election.

Mr Jumabhoy was appointed as Chairman of the Board of Directors of CityView and Chairman of the Independent Audit Committee on October 16, 2001.

Mr Jumabhoy holds a law degree from London University and is a barrister from the Inner Temple in London. He was the Senior Partner of a law firm for many years and served as council member of the Law Society of Singapore. Mr Jumabhoy has extensive business experience as a commercial lawyer and is well known in the South East Asian investment community. He is presently a consultant to a commercial law firm in Singapore.

Resolution 2.2 seeks the reappointment of Mr Y K Goh who having been appointed since the last annual general meeting retires in accordance with the Constitution and being eligible offers himself for re-election.

Mr Goh holds a Masters degree of Science from the Australian National University. After working with the University of Singapore for three years, Mr Goh managed his own Marketing Consultant businesses in South East Asia for eight years. Mr Goh was a Management Consultant in China for two years for a Hong Kong company prior to his current position as a Director of a group of companies in the water and oil technology businesses. Mr Goh was appointed Chief Executive of the Company on 10 April 2002.

Resolution 2.3 seeks the reappointment of Mr E B Ee who having been appointed since the last annual general meeting retires in accordance with the Constitution and being eligible offers himself for re-election.

Mr Ee is an Associate of the Institute of Chartered Accountants in England and Wales and has several years of working experience in Chartered Accountants and Certified Public Accountants firms in England and Singapore respectively. Mr Ee was also a Director of a public company listed on both the Singapore and Malaysian Stock Exchanges and he was Managing Director of several of its subsidiaries. Mr Ee is a member of the Company's Independent Audit Committee.

Resolution 2.4 seeks the reappointment of Mr Thinagaran who having been appointed since the last annual general meeting retires in accordance with the Constitution and being eligible offers himself for re-election.

Mr Thinagaran holds a law degree from the National University of Singapore and has been in practice for the past 13 years as an advocate and solicitor in Singapore. He was a partner with an established law firm and is currently practicing as a consultant with the same firm. Mr Thinagaran is a member of the Company's Independent Audit Committee.

Resolution 3 – directors fees

Resolution 3 is to approve the payment to directors of total aggregate remuneration for directors fees of not more than AUD$50,000 per annum to be divided between the directors as they may determine. This represents an increase of the maximum total aggregate remuneration for directors fees from AUD$30,000 per annum to AUD$50,000 per annum and is due to the fact that the total number of directors has increased from three to five.

Proxy
Annual General Meeting

I/We being a member/s of CityView Corporation Limited appoint:

Name of proxy:	
Address of proxy:	

or failing that nomination then the Chairman of the meeting as my/our proxy to vote for me/us on my/our behalf at the annual general meeting of the Company to be held on 31 May 2002 and at any adjournment of that meeting.

If you do not wish to direct your proxy how to vote, you should place a mark in this box. ☐

By marking this box you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution and votes cast by him other than as proxy holder will be disregarded due to that interest. It is the Chairman's intention that all undirected proxies will be directed in favour of all resolutions.

If you wish to instruct the proxy to vote, you should place a mark in the appropriate box against each item set out below. Unless otherwise instructed your proxy may vote as your proxy thinks fit or abstain from voting.

	For	Against
1. Resolution 1 – financial statements	☐	☐
2. Resolution 2 – election of directors		
Resolution 2.1 – Y M lumabhoy	☐	☐
Resolution 2.2 – Y K Goh	☐	☐
Resolution 2.3 – B Y Ee	☐	☐
Resolution 2.4 – Thinagaran	☐	☐
3. Resolution 3 – directors fees	☐	☐

If you appoint a second proxy, state the proportion of your voting rights or the number of your votes given to the proxy appointed in this form:

☐ shares

Full Name of Member:	
Address of Member:	

Signature of Member/s:

Individuals

Signature: ______________________

Date: / /

Companies

Director: ______________________ Secretary/Director: ______________________

Date: / /

Instructions for appointment of proxies

1. A member entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to attend and vote instead of the member.
2. A proxy by a corporation must be signed by two directors or a director and the secretary or an attorney of the corporation authorised for that purpose.
3. A form of proxy which does not nominate a person to act as a proxy will be regarded as appointing the chairman of the meeting as the proxy.
4. Where two proxies are appointed, then each proxy must be appointed to represent a specified proportion of the member's voting rights and neither proxy is entitled to vote on a show of hands.
5. If a proxy nominates the chairman of the meeting then it will be used in favour of all the resolutions unless a contrary specific direction is given.
6. In the case of joint members who are entitled to vote only one proxy will be accepted.
7. Proxies must be lodged at the registered office of the Company at 63 Burswood Road, Burswood, Western Australia (PO Box 732 Victoria Park WA) not less than forty-eight (48) hours before the time for holding the meeting.

Additional proxy forms will be made available on application to the Company.

CityView
Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia
PO Box 732 Victoria Park
Western Australia 6979
Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088
Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

April 30, 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

MADURA AND SIMENGGARIS UPDATE

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner Pt Medco Energi Internasional TBK ("Medco"):

Madura Block: Sebaya-1
Testing of the bottom zone will commence as soon as loss circulation and high-pressure gas influx, attributed to communication between the cased well bore and the formation has been resolved.

Simenggaris Block: Pidawan-1
Medco has logged the hole up to 5008 feet. Sidewall cores have been taken and 9 5/8 inch casing is being run into the well. The drilling of the next section of the well is due to commence on Wednesday May 1, 2002.

CityView is free carried by Medco throughout the current work programs and has a 25% gross interest in both Blocks.

LIST OF ASIC DOCUMENTS

FROM April 1, 2002 TO April 30, 2002

PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION

AACH	Form 304 Change to officeholders
AACI	Form 304 Change to officeholders
AACJ	Form 304 Change to officeholders
AACK	Form 388 Copy of Financial Statements and Reports

11/4/02

304 page 1/2 15 July 2001

ASIC registered agent number

lodging party or agent name CITYVIEW

office, level, business name or PO Box no.

street number & name 63 BURSWOOD ROAD

suburb/city BURSWOOD state/territory WA postcode 6100

telephone (08) 6250 9099

facsimile (08) 6250 9088

DX number suburb/city

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

form **304**

Corporations Act 2001

205B & 601CV(1)

Notification of

change to officeholders

corporation name CITYVIEW ASIA PTY LTD

ACN or ARBN 085 605 965

New appointment

Give details below of the person(s) who have consented in writing to become a director and/or secretary of the company. A public company must have a minimum of 3 directors (2 resident in Australia) and 1 secretary (resident in Australia). A proprietary company must have a minimum of 1 director (resident in Australia). The office of secretary is optional, but if appointed one must reside in Australia.

family name GOH **given names** YONG KHENG

former names

residential address 38B JLN MAT JAMBOL #02-12

suburb/city state/territory postcode 119520

country (if not Australia) SINGAPORE

date of birth (d/m/y) 5 / 6 / 1946 place of birth (town/city) (state/country) SINGAPORE

office held & date appointed ☑ director 22 / 3 / 2002 ☐ secretary / /

alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

family name THINAGARAN S/O VASUDEVAN ~~given names~~

former names

residential address BLOCK 2 HOLLAND AVENUE #16-74

suburb/city state/territory postcode

country (if not Australia) SINGAPORE

date of birth (d/m/y) 20 / 1 / 1963 place of birth (town/city) PERAK (state/country) MALAYSIA

office held & date appointed ☑ director 22 / 3 / 2002 ☐ secretary / /

alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

family name EE **given names** BENG YEW

former names

residential address 38 TOH CLOSE

suburb/city state/territory postcode 508011

country (if not Australia) SINGAPORE

date of birth (d/m/y) / / place of birth (town/city) (state/country)

office held & date appointed ☑ director 5 / 4 / 2002 ☐ secretary / /

alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

Ceasing to hold office

N/A

family name | given names
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held ☐ director ☐ secretary ☐ alternate director for:

family name | given names
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held ☐ director ☐ secretary ☐ alternate director for:

family name | given names
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held ☐ director ☐ secretary ☐ alternate director for:

Change of name or address of officeholder

family name (previously notified) | **given names**
date of birth (d/m/y) / / Is this person also an **alternate director**? ☐ (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name
street number & name
suburb/city state/territory postcode
country (if not Australia) date of change (d/m/y) / /

family name (previously notified) | **given names**
date of birth (d/m/y) / / Is this person also an **alternate director**? ☐ (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name
street number & name
suburb/city state/territory postcode
country (if not Australia) date of change (d/m/y) / /

NB: If insufficient space, set out details in an annexure - Annexures must conform to requirements. (Refer Guide)

Signature

I certify that the information in this form is true and correct.

print name W.M. BAILLIE capacity SECRETARY

sign here W. Baillie date 11 / 4 / 2002

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

ASIC registered agent number
lodging party or agent name CITYVIEW
office, level, business name or PO Box no.
street number & name 63 BURSWOOD ROAD
suburb/city BURSWOOD state/territory WA postcode 6100
telephone (08) 62509099
facsimile (08) 6250 9088
DX number suburb/city

AUSTRALIAN SECURITIES & INVESTMENTS COMMISSION

[redacted]

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

Notification of

change to officeholders

form **304**
Corporations Act 2001
205B & 601CV(1)

corporation name CITYVIEW CORPORATION LIMITED
ACN or ARBN 009 235 634

New appointment

Give details below of the person(s) who have consented in writing to become a director and/or secretary of the company. A public company must have a minimum of 3 directors (2 resident in Australia) and 1 secretary (resident in Australia). A proprietary company must have a minimum of 1 director (resident in Australia). The office of secretary is optional, but if appointed one must reside in Australia.

IPC 11 APR 2002

family name GOH given names YONG KHENG
former names
residential address 38 B JLN MAT JAMBOL #02-12
suburb/city state/territory postcode 119520
country (if not Australia) SINGAPORE
date of birth (d/m/y) 5 / 6 / 1946 place of birth (town/city) (state/country) SINGAPORE
office held & date appointed ☑ director 22 / 3 / 2002 ☐ secretary / /
alternate director ☐ alternate for : effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

family name THINAGARAN S/O VASUDEVAN ~~given names~~
former names
residential address BLOCK 2 HOLLAND AVENUE #16-74
suburb/city state/territory postcode 271002
country (if not Australia) SINGAPORE
date of birth (d/m/y) 20 / 1 / 1963 place of birth (town/city) PERAK (state/country) MALAYSIA
office held & date appointed ☑ director 22 / 3 / 2002 ☐ secretary / /
alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

family name EE given names BENG YEW
former names
residential address 38 TOH CLOSE
suburb/city state/territory postcode 508011
country (if not Australia) SINGAPORE
date of birth (d/m/y) 23 / 07 / 1953 place of birth (town/city) MALACCA (state/country) MALAYSIA
office held & date appointed ☑ director 5 / 4 / 2002 ☐ secretary / /
alternate director alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

Ceasing to hold office

family name given names
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held ☐ director ☐ secretary ☐ alternate director for:

family name given names
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held ☐ director ☐ secretary ☐ alternate director for:

family name given names
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held ☐ director ☐ secretary ☐ alternate director for:

Change of name or address of officeholder

family name (previously notified) **given names**
date of birth (d/m/y) / / Is this person also an **alternate director**? ☐ (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name
street number & name
suburb/city state/territory postcode
country (if not Australia) date of change (d/m/y) / /

family name (previously notified) **given names**
date of birth (d/m/y) / / Is this person also an **alternate director**? ☐ (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name
street number & name
suburb/city state/territory postcode
country (if not Australia) date of change (d/m/y) / /

NB: If insufficient space, set out details in an annexure - Annexures must conform to requirements. (Refer Guide)

Signature

I certify that the information in this form is true and correct.

print name W.M. BAILLIE capacity SECRETARY

sign here W. Baillie date 5 / 4 / 2002

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
The time actually spent reading the instructions, working on the question and obtaining the information
The time spent by all employees in collecting and providing this information

hrs mins

COPY

Posted 11/4/02

ASIC registered agent number	
lodging party or agent name	CITYVIEW
office, level, business name or PO Box no.	
street number & name	63 BURSWOOD ROAD
suburb/city	BURSWOOD state/territory WA postcode 6106
telephone	(08) 6250 9099
facsimile	(08) 6250 9088
DX number	suburb/city

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

form **304**

Corporations Act 2001

205B & 601CV(1)

Notification of

change to officeholders

corporation name	CITYVIEW CORPORATION LIMITED
ACN or ARBN	009 235 634

New appointment

N/A

Give details below of the person(s) who have consented in writing to become a director and/or secretary of the company. A public company must have a minimum of 3 directors (2 resident in Australia) and 1 secretary (resident in Australia). A proprietary company must have a minimum of 1 director (resident in Australia). The office of secretary is optional, but if appointed one must reside in Australia.

family name **given names**

former names

residential address

suburb/city state/territory postcode

country (if not Australia)

date of birth (d/m/y) / / place of birth (town/city) (state/country)

office held & date appointed ☐ director / / ☐ secretary / /

alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

family name **given names**

former names

residential address

suburb/city state/territory postcode

country (if not Australia)

date of birth (d/m/y) / / place of birth (town/city) (state/country)

office held & date appointed ☐ director / / ☐ secretary / /

alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

family name **given names**

former names

residential address

suburb/city state/territory postcode

country (if not Australia)

date of birth (d/m/y) / / place of birth (town/city) (state/country)

office held & date appointed ☐ director / / ☐ secretary / /

alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

Ceasing to hold office

family name SHOTTON **given names** WILLIAM MANSELL
date of birth (d/m/y) 11 / 11 / 1955 place of birth STOCKTON - ON - TEES, UNITED KINGDOM
date ceased (d/m/y) 10 / 4 / 2002 office held ☑ director ☐ secretary ☐ alternate director for:

family name SAUNDERS **given names** DAVID MICHAEL
date of birth (d/m/y) 23 / 06 / 1935 place of birth UNITED KINGDOM
date ceased (d/m/y) 10 / 4 / 2002 office held ☑ director ☐ secretary ☐ alternate director for:

family name **given names**
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held ☐ director ☐ secretary ☐ alternate director for:

Change of name or address of officeholder

family name (previously notified) **given names**
date of birth (d/m/y) / / Is this person also an **alternate director**? ☐ (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name
street number & name
suburb/city state/territory postcode
country (if not Australia) date of change (d/m/y) / /

family name (previously notified) **given names**
date of birth (d/m/y) / / Is this person also an **alternate director**? ☐ (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name
street number & name
suburb/city state/territory postcode
country (if not Australia) date of change (d/m/y) / /

NB: If insufficient space, set out details in an annexure - Annexures must conform to requirements. (Refer Guide)

Signature

I certify that the information in this form is true and correct.
print name W. M. BAILLIE capacity SECRETARY
sign here W. Baillie date 11 / 4 / 2002.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

COPY

ASIC registered agent number

lodging party or agent name CITYVIEW CORPORATION LIMITED

office, level, building name **or** PO Box no. PO BOX 732

street number & name

suburb/city VICTORIA PARK state/territory WA postcode 6979

telephone (61-2) 6250 9099

facsimile (61-2) 6250 9092

DX number suburb/city

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

copy of financial statements and reports

form 388

Corporations Act 2001

294, 295, 298-300, 307, 308, 319, 321, 322

Corporations Regulations

1.0.08

Name CITYVIEW CORPORATION LIMITED

ACN / ARBN / ARSN/PIN 009 235 634

Reason for lodgement of statements and reports

tick the appropriate box

- ☒ A public company **or** a disclosing entity which is not a registered scheme or prescribed interest undertaking (A)
- ☐ A registered scheme* (B)
- ☐ Amendment of financial statements or directors' report (company) (C)
- ☐ Amendment of financial statements or directors' report (registered scheme)* (D)
- ☐ A large proprietary company that is not a disclosing entity (H)
- ☐ A small proprietary company that is controlled by a foreign company for all or part of the period and where the company's profit or loss for the period is not covered by the statements lodged with ASIC by a registered foreign company, company, registered scheme, or disclosing entity (I)
- ☐ A small proprietary company that is requested by ASIC to prepare and lodge statements and reports (J)
- ☐ A prescribed interest undertaking that is a disclosing entity (K)

Dates on which financial year begins 1 / 1 / 2000 and ends 31 / 12 / 2001 (d/m/y)

Date of Annual General Meeting (if applicable) / /

Details of large proprietary company

If the company is a large proprietary company that is not a disclosing entity, please complete the following information as at the end of the financial year for which the financial statements relate:

A What is the consolidated gross operating revenue of the large proprietary company and the entities that it controls?

B What is the value of the consolidated gross assets of the large proprietary company and the entities that it controls?

C How many employees are employed by the large proprietary company and the entities that it controls?

D How many members does the large proprietary company have?..

Auditor report

Were the financial statements audited? **Yes** ☒ **No** ☐

If yes: Does the auditor's report (section 308) **for the financial year contain a statement of:**

- reasons for the auditor not being satisfied as to the matters referred to in section 307? Yes ☐ No ☒
- details of the deficiency, failure or shortcoming concerning any matter referred to in section 307? Yes ☐ No ☒

If no: Is there a class order exemption current for audit relief? **Yes** ☐ **No** ☒

*** NOTE:** Where a new auditor has been appointed to a Registered Scheme, **Form 5137 - Appointment of Scheme Auditor** must be lodged

Details of current auditor*

The auditor can be a person or a firm.

If a person

name (family & given names): BDO

Auditor Registration no:

office | level | building name

street number & name

suburb / city | state / territory | postcode

date of appointment (d/m/y) / /

or

If a firm

name of firm: BDO

office | level | building name

street number & name: 167 ST GEORGE'S TCE

suburb / city: PERTH | state / territory: WA | postcode: 6000

Business Registration number (if applicable) | State / Territory registered in

date of appointment (d/m/y) 31 / 5 / 2000

Statements and reports to be attached to this form

Financial statements for the year (as per ss295(2))
statement of financial performance for the year (profit and loss statement)
statement of financial position as at the end of the year (balance sheet)
statement of cash flows for the year
if required by accounting standards - consolidated profit & loss statement, balance sheet and statement of cash flows

Notes to financial statements (as per ss295(3))
disclosures required by the regulations
notes required by the accounting standards
any other information necessary to give a true and fair view (see s297)

The directors' declaration about the statements and notes (as per ss 295(4))

The directors' report for the year (as per s 298 to 300)

Auditor's report required under sections 308 and 314

Certification

I certify that the attached documents marked (A) are a true copy of the annual reports required under Section 319.

print name: WARREN M BAILLIE | capacity: Company Secretary

sign here Warren Baillie | date 5/4/02

* **NOTE:** Where a new auditor has been appointed to a Registered Scheme, **Form 5137 - Appointment of Scheme Auditor** must be lodged

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form
Include
The time actually spent reading the instructions, working on the question and obtaining the information
The time spent by all employees in collecting and providing this information

hrs mins

Annexure "A"

CITYVIEW CORPORATION LIMITED
ACN 009 235 634

I CERTIFY THAT THE ATTACHED DOCUMENTS COMPRISE THE YEARLY ACCOUNTS TOGETHER WITH EVERY OTHER DOCUMENT THAT IS REQUIRED TO BE LODGED WITH THE ACCOUNTS BY A DISCLOSING ENTITY UNDER THE CORPORATIONS ACT.

THIS IS ANNEXURE "A" OF 36 PAGES REFERRED TO IN FORM 388 OF THE YEARLY ACCOUNTS OF THE COMPANY AND SIGNED BY ME AND DATED 5 APRIL 2002.

Warren Baillie

WARREN M BAILLIE
Company Secretary

Meetings of Directors
The number of meetings of the directors (including meetings of the audit committee) held during the financial year and the number of meetings attended by each director during that year were:

Director	Board of Directors		Audit Committee	
	Meetings Eligible to Attend	Attended	Meetings Eligible to Attend	Attended
Y M Jumabhoy	5	5	1	1
P M Smyth	16	15	-	-
W M Shotton	2	2	-	-
D M Saunders	1	0	-	-
P J A Remta	10	10	3	3
L R M Friday	15	15	4	4

During the financial year sixteen meetings of the Board of Directors were held. In addition the directors met frequently for management meetings and due diligence purposes.

Shareholdings of directors
The shareholdings of directors and related parties as at the date of this report are:

Directors	Shares	Options
Y M Jumabhoy	Nil	200,000[(a)]
P M Smyth	196,084	900,000[(b)]
D M Saunders	Nil	Nil
W M Shotton	1,250,000	Nil
V Thinagaran	Nil	Nil
B Y Ee	Mr Ee is a shareholder of Falcon Oil Pte Ltd which owns 13,000,000 fully paid ordinary shares and options in the Company.	
Y K Goh	Mr Goh is a shareholder of Falcon Oil Pte Ltd which owns 13,000,000 fully paid ordinary shares and options in the Company.	

All of the options held by the directors were issued under the Incentive Options Plan forming part of the Employee Share Plan which was approved of at the annual general meeting of the Company on 31 May 2000.

Note (a) These options are convertible into fully paid ordinary shares in the capital of the Company at an exercise price of $0.20 each on or before 30 June 2002.

Note (b) These options are convertible into fully paid ordinary shares in the capital of the Company at an exercise price of $0.35 each on or before 30 June 2002.

Principal Activities
The principal activities of the Company during the financial year were investments in energy and technology.

Results
The net loss of the consolidated entity for the financial year after providing for income tax and eliminating outside equity interests was $4,165,287 compared to a loss of $5,537,576 for the previous financial year. The parent entity made a loss of $4,316,863 for the financial year compared to a loss of $5,506,962 for the previous financial year.

Dividends
The directors do not recommend the payment of a dividend and no dividends have been paid or declared since the end of the previous financial year.

Review of Operations

Energy

Indonesia – Madura Block onshore Madura Island near Surabaya east Java
CityView owns 25% of Medco Madura Pty Ltd, the holder of the Madura Block under a Production Sharing Contract-Joint Operating Body agreement ("PSC-JOB") with the Government for an exploration term of ten years commencing 15 May 1997 and a production term of twenty years. The Block covers an area of 674,100 acres close to the heavily industrialised city of Surabaya where there is a ready market for oil and gas. A number of large fields have been discovered in the vicinity and it is these same producing trends which are being examined on Madura.

The operator of the block is PT Medco Energi Corporation TBK ("Medco") which has been free carrying CityView throughout the current work program. The first well drilled by Medco was Sebaya-1 into a large faulted anticlinal feature underlying the old Kertegeneh field discovered in 1900. Medco spudded Sebaya-1 on 20 September 2001.

Medco's original objective for Sebaya-1 was to drill to a depth of 1230 metres (4035 feet) and test the Tawun sands at 200 metres (656 feet) and the Tuban sands at 900 metres (2953 feet). During the course of the drilling three zones of oil and gas shows were encountered between 2250-3100 feet.

Medco was sufficiently encouraged by the drilling results to decide to deepen the well to explore its deeper zones, Lower Tuban Limestone or Upper Kujung Limestone. During the deepening of the well Medco encountered high formation pressures. The rig was only equipped with a 3000 psi Blowout Preventor (BOP). Oil and gas shows were encountered at 4527 feet and 5793 feet. Due to lost circulation problems at 4531 feet and high formation pressures encountered below this depth, deeper drilling was suspended at 5954 feet. The well was plugged back with cement to 5498 feet and 7-inch liner was run and cemented with the bottom of the liner at 5310 feet.

A zone that had encountered oil and gas shows from 4527-4570 feet was production tested to determine the pressure, fluid content and potential production rates of the formation. The 7-inch liner was perforated with four perforations per foot from 4528-4548 feet. Small amounts of salt water were recovered. An attempt to inject salt water into the perforations with 1100 psi at the surface was negative. Based on the test results, Medco is of the opinion that the perforation failed to make holes through the liner and cement into the formation.

Medco will shortly commence the testing of the higher zones of Sebaya-1. Three zones will be tested: (i) between 4528-2548 feet; (ii)between 2962-2978 feet; and (iii) between 2630-2655 feet. Due to high pressures, the testing of the zone between 5800-5950 feet will be deferred. Instead of drilling a deeper well at Sebaya-1, Medco will drill a well to 6000 feet at Tambuku situated immediately to the north.

The second well drilled by Medco in the Madura Block was Karasan-1 which was drilled to only 4186 feet as the rig did not have the capacity to reach the deeper zones. Testing of gas flows in the upper zone was inconsequential. Medco has decided that instead of drilling deeper at this location, it will drill a well at nearby Telaga. This well will have a target depth of up to 9000 feet and should provide a better understanding of the deep zone at Karasan.

Indonesia – Simenggaris Block onshore north-east Borneo
CityView owns 25% of Medco Simenggaris Pty Ltd which holds the Simenggaris Block under a PSC-JOB agreement for a ten year exploration term commencing 24 February 1998 followed by a production term of twenty years. The Block encompasses an area of 675,582 acres and lies in the oil and gas Tarakan Basin region. Four discoveries have been made within the Block: the Sembakung oilfield (40 million barrels oil), the Bangkudulis oilfield, Sesayap-1 and S.Sembakung-1. The former two are producing fields excluded from the contract area and the latter two are undeveloped gas-condensate discoveries which do form part of the contract area.

Similar to the agreement negotiated with Medco on Madura, CityView is free carried throughout the current work program. The first drilling location selected by Medco was at Pidawan on the same trend as the Sembakung oilfield. The Pidawan-1 well was spudded on 21 February 2002 with a target depth of approximately 7000 feet: to date the well has reached a depth of approximately 2000 feet.

Pidawan-1 is a strategic well with the lowest probability in comparison to the other prospects on this trend. As soon as the drilling of Pidawan-1 is completed, Medco plans to drill the more optimum prospects of Sesayap-B and Bangkupesar.

Review of Operations

Philippines – Block SC41, offshore Sabah Malaysia
CityView has a 2.5% interest in the petroleum permit block held under Service Contract 41 which is an offshore oil and gas exploration area of approximately 3 million acres in the Sandakan Basin within Philippine waters adjacent to the border with east Malaysia. The Sandakan Basin is filled mainly with Mio-Pliocene age fluvio-deltaic sedimentary rocks that are analogous in many ways to the prolific Baram and Mahakam deltas adjacent to Borneo. The block contains the Rhino prospect for which Robertson Blackwatch has calculated a range of possible STOIIP (stock tank barrels of oil initially in place) of between 1,260 and 2,730 million stock tank barrels (MMstb) of oil and a possible range of between 0.9 and 1.96 trillion cubic feet of gas (TCF).

CityView has been free carried through a two well program (Hippo-1 and Wildebeest-1) by MMC Exploration & Production (Philippines) Pte Ltd, a subsidiary of Malaysia Mining Corporation Berhad. The next program is currently under review by the operator Unocal. All contributions to expenditure on the past work program of two wells within the block have been met on behalf of CityView by MMC Exploration & Production (Philippines) Pte Ltd.

Global Network Technologies Pty Ltd
In November 2000 CityView acquired an interest in Telezon Limited, a regional telecommunications company. In August 2001 CityView made an off market scrip bid for 50% of Telezon's shares and options: this bid was withdrawn after Telezon appointed administrators.

After extensive negotiations with Telezon's principal shareholder GWT Systems Limited, CityView rolled its investment into a shareholding of 20% in Global Network Technologies Pty Ltd (Global Networks) which had acquired the prime assets of Telezon's business.

The principal asset of Global Networks is Intellink Communications which sells and installs:

- Panasonic Telephone systems and communication accessories;
- Point to point microwave links for high speed data networks

and carries on a small run production/refurbishment service of Plessey telephones.

Sands Solutions Group Pty Ltd ("Sands Solutions")
During 2000 and 2001 CityView lent $3 million to Sands Solutions against the security of a registered charge over Sands Solutions with the right to convert the loan into equity. A Due Diligence Committee was established to monitor the performance of Sands Solutions and to review the security of the loan. The Due Diligence Committee was assisted by independent legal, financial and technical advisors.

On 26 February 2002, Curtin Consultancy Services advised CityView that it had formed the view that there was sufficient potential value in the intellectual property rights owned by Sands Solutions to provide security for the loan of $3 million.

Under the terms of the agreements between CityView and Sands Solutions, CityView can elect to have all moneys repaid to it on 1 July 2003 or CityView can elect to convert its loan into equity in Sands Solutions on a formula based on an independent valuation to be undertaken prior to the repayment date.

CityView Corporation (UK) Ltd
In November 2001, CityView acquired a United Kingdom subsidiary company – CityView Corporation (UK) Ltd ("CityView (UK)") which was formerly known as Comstock Industries (UK) Limited. CityView (UK) was acquired as the vehicle to expand the Company's existing investment in the high-technology sector by acquiring a number of profitable high-technology companies, to complement CityView's energy interest.

CityView recognised that there were opportunities to acquire profitable new technology businesses available due to the downturn in global technology valuations and which would deliver immediate cash flow to CityView. These new technology companies were undervalued by the capital markets due to their lack of public listing and have the potential to deliver high levels of revenue and PBIT growth.

CityView identified several companies which fitted the above criteria and these were enumerated to shareholders at the Company's General Meeting of 24 December 2001.

Review of Operations

During the due diligence process, the potential of CityView's energy interests began to emerge as the results of Medco's work program started to filter in and the Company recognised the need to focus its resources on the Company's energy interests. On 4 April 2002, the Board of CityView decided not to proceed with the proposed acquisitions of technology companies.

Employee Share and Option Benefits

The shareholders of the Company at its annual general meeting held on 31 May 2000 approved an Employee Share Plan which included an Incentive Option Plan. The Company issued 2,500,000 options in 2001 under the Plan exercisable on or before 30 June 2002 at a price of $0.35 and 200,000 options exercisable on or before 30 June 2002 at a price of $0.20 each.

Options

At the date of this report there are on issue 13,400,000 unlisted options convertible into fully paid ordinary shares at an exercise price of $0.40 each on or before 24 June 2002. In addition the Company issued the following options throughout the year:

On 16 February 2001 the Company issued 3,500,000 options to London Broking Services Pty Ltd, exercisable on or before 30 April 2001 at a price of $0.70 each. On 1 March 2001 the Company by mutual agreement with the holder agreed to cancel 2,000,000 of those options. The remaining 1,500,000 options expired on 30 April 2001.

On 2 March 2001 the Company issued to London Broking Services Pty Ltd another 2,000,000 options exercisable on or before 31 March 2001 at a price of $0.50 each. In order to secure the exercise of these options for the purposes of providing additional capital, the Company on 16 February 2001 and 1 March 2001 entered into agreements with London Partners Australia Pty Ltd under which that company would ensure that the options would be exercised. These agreements were subject to the price of shares in CityView remaining at certain specified levels which were not achieved. In spite of the price of the shares not achieving those levels London Partners Australia Pty Ltd arranged the exercise of a total of 1,300,000 options to raise $650,000 as additional working capital.

On 30 June 2001 the Company issued 3,500,000 options to London Broking Services Pty Ltd exercisable on or before 31 December 2001 at a price of $0.35 each. On 1 August 2001 the Company by mutual agreement with the holder agreed to cancel these options.

On 1 August 2001 the Company issued 2,000,000 options to London Broking Services Pty Ltd exercisable on or before 31 August 2001 at a price of $0.25 each. 707,100 of these options were exercised on 28 August 2001. The remaining options expired. Also on 1 August 2001 a further 1,500,000 options were issued to London Broking Services Pty Ltd exercisable on or before 30 September 2001 at a price of $0.30 each. These options expired.

Likely Developments and Expected Results of Operations

Information on likely developments and expected results of operations of the consolidated entity has not been included in this report because the directors believe it would be likely to result in unreasonable prejudice to the consolidated entity.

Indemnification of Officers and Auditors

During the financial year, the Company paid a premium in respect of a contract insuring the directors, the company secretary and all executive officers of the Company and of any related body corporate against a liability incurred as a director, secretary or executive officer to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium.

The Company has not otherwise, during or since the financial year, indemnified or agreed to indemnify an officer or auditor of the Company or any related body corporate against a liability incurred as an officer or auditor.

Remuneration of Directors and Executives

The remuneration of all directors and executive officers is determined and reviewed on a periodic basis and appropriate recommendations are made to the board of directors. In each instance the remuneration is assessed having regard to the nature of the remuneration and the performance of the recipient together with all other relevant factors with the overall objective of achieving maximum benefits for shareholders by providing sufficient expertise and experience within the board and executive officers.

The remuneration is made up of several elements including base fees and salaries, incentive benefits (including the Incentive Option Plan established under the Employee Share Plan) and other general benefits covering travel and vehicle expenses and similar outgoings.

CITYVIEW CORPORATION LIMITED

Review of Operations

The remuneration for each director for the financial year (inclusive of benefits to associated or related parties) was:

Name	Base fee $	Other fees $	Incentives (Options)
Y M Jumabhoy	Nil	Nil	200,000
P M Smyth	10,000	253,523	900,000
W M Shotton	Nil	141,898	Nil
D M Saunders	Nil	26,682	Nil
P J A Remta	10,000	91,135	700,000
L R M Friday	10,000	20,785	500,000

Mr P M Smyth and Mr W M Shotton were executive directors of the Company while the other directors were non – executive.

he options accruing to the directors were issued under the Company's Incentive Option Plan and have been valued at 13.2 cents each using the Black Schoeles Model except Mr Jumabhoy's options which have been valued at 5.6 cents each

Signed on behalf of the directors in accordance with a resolution of the directors made pursuant to section 298 (2) of the Corporations Act 2001:

Y M JUMABHOY
Chairman

5 April 2002

CITYVIEW CORPORATION LIMITED

STATEMENT OF CORPORATE GOVERNANCE
FOR THE YEAR ENDED 31 DECEMBER 2001

Corporate Governance Policies

The board has adopted appropriate corporate governance policies and practices as provided in appendix 4A of the listing rules of Australian Stock Exchange Limited.

The board is responsible for the overall governance of CityView Corporation Limited ("the Company") and operates in accordance with the standards prescribed in the Company's constitution and the Corporations Act 2001. Subject to the constitution, the board will determine its size and composition and the selection criteria for appointment of directors. This involves regularly reviewing the performance and composition of the board to ensure that it continues to have the mix of skills and experience necessary to conduct the activities of the Company.

The board's responsibilities include:
(a) strategic development, direction and control of the Company;
(b) establishment of continuous disclosure controls;
(c) review of all regulations, regulatory and ethical obligations, and identification of all business risk areas; and
') periodical review of the nomination of external auditors and the adequacy of existing external audit arrangements.

The directors can, in carrying out their duties as directors, seek independent advice at the expense of the Company.

While the board retains overall responsibility, it may establish committees to assist in carrying out its responsibilities and to implement corporate governance practices. A board audit committee has been established consisting of three members. The current members of the audit committee are Messrs Y M Jumabhoy, D M Saunders and Thinagaran. The terms of reference for the board audit committee (a copy of which is attached to this statement) were formalised and adopted by the board on 14 June 2000 and have been followed since that date.

The non-executive directors are responsible for reviewing and making recommendations to the board regarding compensation arrangements for the directors, chief executive officer, employees and contractors of the Company including incentive share options and other benefit plans. They are also responsible for considering the Company's general policies and practices on recruitment, remuneration and termination and functions.

The level of non-executive directors' fees will be reviewed annually by the board following an assessment provided to it by the chief executive officer and will take into account additional time required for involvement in various committees.

Ethical Standards and Performance

.ne Company intends to maintain a reputation for integrity and the board recognizes the need for directors and employees to observe the highest standards of behaviour and business ethics when engaging in corporate activity. Currently the Company is not of sufficient size to warrant the preparation of a formal code of ethical business standards for the Company. The board does, however, require of itself, its employees and contractors the highest ethical standards when carrying out their duties and when acting on behalf of the Company.

The directors are responsible for performing their functions with a view to achieving the highest possible level of financial performance by the consolidated entity. This concerns both the propriety of decision making in situations of possible or real conflicts of interest and quality of decision making for the benefit of shareholders.

The Company affirms that it has complied throughout the year ending on 31 December 2001 with all the appropriate corporate governance policies and practices as provided by the listing rules of Australian Stock Exchange Limited.

CITYVIEW CORPORATION LIMITED

BOARD AUDIT COMMITTEE

TERMS OF REFERENCE

The board of directors of CityView Corporation Limited ("the Company") resolved on 14 June 2000 to formalise the terms of reference of the board audit committee ("the Committee"). The objective, composition, term of office and duties and responsibilities of the Committee are as follows:

A. Objectives

The primary objective of the Committee is to assist the board in fulfilling its responsibilities to shareholders, potential shareholders and the investment community relating to accounting and reporting practices of the Company and its present or future subsidiaries ("the Group") and the quality and integrity of the financial reports of the Group. In addition, the Committee will:

(a) serve as an independent and objective party to review the financial information presented by management to shareholders and other regulators;
(b) consider the adequacy and effectiveness of the Group's administrative, operating and accounting controls as a means of ensuring that the Group's affairs are being conducted by management in compliance with legal, regulatory and policy requirements;
(c) oversee and assess the quality of the audits conducted by both the Company's internal and external auditors; and
(d) maintain, by a programme of regular meetings, open lines of communication among the board, the internal auditors and the external auditors to exchange views and information as well as confirm their respective authorities and responsibilities.

B. Composition

Annually, the board will reconsider the composition of the Committee. It will be comprised of a minimum of three independent directors as described by generally accepted corporate governance principles. In the event of there being less than three independent directors on the board then the Committee will comprise two independent directors and the company secretary.

C. Term of Membership

The terms of the members will be staggered so that one member of the Committee will stand for re-appointment in each year. The chairman of the Committee will be appointed annually by the board and shall be an independent director.

D. Attendees

The chairman may require the following officers to attend meetings and, if they are not available, to be represented by nominees approved by the chairman of the Committee:

1. group chief financial officer
2. head of internal audit;
3. external auditors; and

the chairman may also require any other member of staff to attend from time to time. The chief executive officer and other board members will have the right of attendance.

E. Meetings

The Committee will hold at least four regular meetings each year usually as follows:

(a) January - internal and external audit reports on work undertaken for financial year;
(b) March - year-end accounts and preliminary final report to Australian Stock Exchange;
(c) May - yearly external and internal audit plan; external audit management report on previous financial year accounts; internal audit reports;
(d) September - half yearly accounts and half yearly report to Australian Stock Exchange

Additional meetings will also be held which the chairman decides are necessary. In addition, the chairman is required to call a meeting of the Committee if requested to do so by the board, any board member or the chief executive officer.

The company secretary will act as secretary of the Committee and is responsible, in conjunction with the chairman, for drawing up the agenda and circulating it, supported by explanatory documentation to Committee members prior to each meeting.

The secretary will also be responsible for keeping the minutes of meetings of the Committee and circulating them to Committee members and other members of the board.

A quorum will be two members of the Committee.

BOARD AUDIT COMMITTEE (CONTINUED)

Decisions will be determined by majority vote, but the chairman will report the fact of a dissenting vote when reporting the decision to the board. The chairman will not have a casting vote.

F. Access

The Committee is authorised by the board to investigate any activity within its terms of reference.

The Committee will have unlimited access to both the internal and external auditors and to senior management of the Group. The Committee is authorised by the board to consult with independent experts where the Committee considers it necessary to carry out its duties.

G. Duties and Responsibilities

The duties and responsibilities of the Committee are as follows:

(a) recommend to the board the appointment of the external auditors and the audit fee;

(b) review the audit plan of the external auditors;

(c) review and approve the audit plan of the internal auditors and ensure proper co-ordination between internal and external audit and that the internal audit function is adequately resourced and has appropriate standing in the Company;

(d) consider the overall effectiveness of both the internal and external audit through the meetings of the Committee;

(e) determine that no unacceptable management or other restrictions are being placed upon either the internal or external auditors;

(f) consider the adequacy and effectiveness of the Group's administrative, operating and accounting policies through active communication with operating management, internal audit and the external auditors and monitor management's responses and actions to correct any major findings of internal investigations;

(g) consider the adequacy and effectiveness of the Group's control system by reviewing written reports from the internal and external auditors and monitor management's responses and actions to correct any noted deficiencies;

(h) review the half year and annual financial statements with the chief executive officer and the external auditors and make recommendations to the board having regard for:

   i. any changes in accounting policies and practices;
   ii. major judgmental areas;
   iii. significant adjustments resulting from the audit;
   iv. the going concern assumption;
   v. compliance with accounting standards; and
   vi. compliance with Australian Stock Exchange Limited and Corporations Act 2001 requirements and the requirements of other regulatory bodies.

(i) review any regulatory reports submitted to the Group concerning matters within the Committee's terms of reference;

(j) review practices and policies within the Group against established ethical guidelines;

(k) monitor the standard of corporate conduct in areas such as arm's length dealings and likely conflicts of interest;

(l) require reports from management, the internal auditors and external auditors of any significant proposed regulatory, accounting or reporting issue, to assess the potential impact upon the Group's financial reporting process;

(m) monitor the extent of non-audit services provided by the external auditors and reports arising from those services; and

(n) report fully to the board following each meeting.

BDO
Chartered Accountants
& Advisers

INDEPENDENT AUDIT REPORT

TO THE MEMBERS OF

CITYVIEW CORPORATION LIMITED

Level 2, 267 St George's Terrace, Perth WA 6000
PO Box 7426 Cloisters Square WA 6850
Tel: 08 9360 4200
Fax: 08 9481 2524
Email: bdo@bdowa.com.au
www.bdo.com.au

Scope

We have audited the financial report of Cityview Corporation Limited for the financial year ended 31 December 2001 as set out on pages 15 to 33 The financial report includes the consolidated accounts of the consolidated entity comprising the company and the entities it controlled at the year's end or from to time to time during the financial year. The company's directors are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements and statutory requirements so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and their performance as represented by the results of their operations and cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of Cityview Corporation Limited is in accordance with:

(a) the Corporations Act 2001, including:

- (i) giving a true and fair view of the company and the consolidated entity's financial position as at 31 December 2001 and its performance for the year ended on that date; and

- (ii) complying with Accounting Standards and the Corporations Regulations; and

(b) other mandatory professional reporting requirements.

Carrying Value of Assets

Without qualification to the opinion expressed above, attention is drawn to the following matters:

(a) As disclosed in Note 10, the ultimate recovery of the loans amounting to $7,952,187 to Medco Madura Pty Ltd and Medco Simenggaris Pty Ltd and the acquisition and exploration costs carried forward of $4,620,000 are dependent upon the future development and successful exploitation or possible sales of the underlying areas of interest;

(b) As disclosed in Note 10, the recoverability of the loan to Sand Solutions.com Pty Ltd, a development stage company, is dependent upon the future successful commercial development and exploitation of that company's underlying e-commerce technology products.

BDO
Chartered Accountants

G F Brayshaw

Date: 5 April 2002

CITYVIEW CORPORATION LIMITED

DIRECTORS' DECLARATION

The directors declare that:

a) the financial statements and notes to those statements comply with accounting standards;
b) the financial statements and notes to those statements give a true and fair view of the financial position and performance of the Company and the consolidated entity for the year ended 31 December 2001;
c) in the directors' opinion, the financial statements and notes to those statements are in accordance with the Corporations Act 2001; and
d) in the directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

ned on behalf of the directors in accordance with a resolution of the directors made pursuant to section 295 (5) of the Corporations Act 2001:

Y M JUMABHOY
Director

5 April 2002

CITYVIEW CORPORATION LIMITED

STATEMENT OF FINANCIAL PERFORMANCE
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001

	NOTE	Consolidated Entity 31-Dec-01 $	Consolidated Entity 31-Dec-00 $	Parent Entity 31-Dec-01 $	Parent Entity 31-Dec-00 $
Revenues from ordinary activities	2	**229,807**	207,368	**229,087**	207,368
Employee wages and benefits expense		**(185,558)**	(118,123)	**(185,558)**	(118,123)
Depreciation and amortisation expense		**(5,226)**	(2,184)	**(5,226)**	(2,184)
Brokerage and advisory fees		**(549,638)**	(607,455)	**(549,638)**	(607,455)
Other expenses from ordinary activities		**(3,654,672)**	(5,017,182)	**(3,805,528)**	(4,986,568)
Profit/(loss) from ordinary activities before income tax expense	3	**(4,165,287)**	(5,537,576)	**(4,316,863)**	(5,506,962)
Profit/(loss) from ordinary activities after related Income tax expense		**(4,165,287)**	(5,537,576)	**(4,316,863)**	(5,506,962)
Net profit/(loss) attributable to members of the parent entity		**(4,165,287)**	(5,537,576)	**(4,316,863)**	(5,506,962)
Basic earnings/(loss) per share (cents per share)	16	**(8.07c)**	(13.18c)		

The accompanying notes form part of these financial statements.

CITYVIEW CORPORATION LIMITED

STATEMENT OF FINANCIAL POSITION AS AT 31 DECEMBER 2001

	NOTE	Consolidated Entity 31-Dec-01 $	Consolidated Entity 31-Dec-00 $	Parent Entity 31-Dec-01 $	Parent Entity 31-Dec-00 $
CURRENT ASSETS					
Cash	8	**101,883**	822,559	**56,425**	822,551
Receivables	9	**173,487**	-	**17,836**	-
TOTAL CURRENT ASSETS		275,370	822,559	**74,261**	822,551
NON CURRENT ASSETS					
Receivables	10	**10,952,187**	10,225,105	**15,572,187**	14,845,105
Investments	11	**-**	550,500	**16**	550,510
Equipment	12	**10,177**	9,723	**10,177**	9,723
Acquisition, exploration and development	13	**4,620,002**	4,620,002	**-**	-
TOTAL NON CURRENT ASSETS		15,582,366	15,405,330	**15,582,380**	15,405,338
TOTAL ASSETS		15,857,736	16,227,889	**15,656,641**	16,227,889
CURRENT LIABILITIES					
Payables	14	**108,355**	290,946	**58,836**	290,946
TOTAL CURRENT LIABILITIES		**108,355**	290,946	**58,836**	290,946
TOTAL LIABILITIES		**108,355**	290,946	**58,836**	290,946
NET ASSETS/(LIABILITIES)		**15,749,381**	15,936,943	**15,597,805**	15,936,943
EQUITY					
Contributed equity	15(a)	**54,295,996**	50,318,271	**54,295,996**	50,318,271
Accumulated losses	15(e)	**(38,546,615)**	(34,381,328)	**(38,698,191)**	(34,381,328)
Equity attributable to the members of the Parent entity		15,749,381	15,936,943	15,597,805	15,936,943
TOTAL EQUITY		15,749,381	15,936,943	15,597,805	15,936,943

The accompanying notes form part of these financial statements.

CITYVIEW CORPORATION LIMITED

STATEMENT OF CASH FLOWS
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001

	NOTE	Consolidated Entity 31-Dec-01 $	Consolidated Entity 31-Dec-00 $	Parent Entity 31-Dec-01 $	Parent Entity 31-Dec-00 $
Cash Flows From Operating Activities					
Interest received		**211,251**	139,119	**211,251**	139,119
Brokerage and advisory fees		**(549,638)**	(607,455)	**(549,638)**	(607,455)
Payments to suppliers and employees		**(3,540,452)**	(2,386,099)	**(3,181,553)**	(2,386,099)
Net cash provided/(used) by operating activities	19(d)	**(3,878,839)**	(2,854,435)	**(3,519,940)**	(2,854,435)
Cash flows from investing activities					
..n to Sands Solutions Group Pty Ltd ("Sands Solutions")		**(500,000)**	(2,500,000)	**(500,000)**	(2,500,000)
Payment for the development of oil fields		**-**	(949,647)	**-**	(949,647)
Payment for acquisitions		**(155,651)**	-	**-**	-
Payment for investment in listed corporation.		**(163,911)**	(550,500)	**(163,911)**	(550,500)
Advance to controlled entities		**-**	-	**(560,000)**	-
Net cash provided/(used) by investing activities		**(819,562)**	(4,000,147)	**(1,223,911)**	(4,000,147)
Cash from financing activities					
Proceeds from the issue of shares		**3,977,725**	7,679,977	**3,977,725**	7,679,977
Net cash provided/(used) by financing activities		**3,977,725**	7,679,977	**3,977,725**	7,679,977
Net increase/(decrease) in cash		**(720,676)**	825,395	**(766,126)**	825,395
Cash at the beginning of the financial year		**822,559**	11,679	**822,551**	(3,371)
Adjustment re cash held in entities disposed		**-**	(14,515)	**-**	527
Cash at the end of the financial year	19(a)	**101,883**	822,559	**56,425**	822,551

The accompanying notes form part of these financial statements.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001

1. Statement of Significant Accounting Policies

Basis of Reporting
The financial report is a general purpose financial report which has been prepared in accordance with the Corporations Act 2001, all applicable Accounting Standards and Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board, and complies with other legal requirements.

The financial report covers the consolidated entity CityView Corporation Limited ("CityView") and its controlled entities and CityView as an individual parent entity. CityView is a listed public company, incorporated and domiciled in Australia.

The financial report has been prepared on an accrual basis and is based on historical cost and, except where stated, does not take into account changing money values or current valuations of non current assets. Cost is based on the consideration given in exchange for assets.

Significant Accounting Policies
Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, and that the substance of underlying transactions and other events is reported.

The following significant accounting policies have been adopted in the preparation and presentation of the financial report:

(a) Principles of Consolidation
A controlled entity is an entity controlled by CityView. Control exists where CityView has the capacity to dominate the decision making in relation to the financial and operating policies of another entity so that the other entity operates with CityView to achieve the objectives of CityView. A list of controlled entities is contained in Note 18 to the financial statements.

All inter company balances and transactions between entities in the consolidated entity, including any unrealised profits or losses, have been eliminated on consolidation.

Where controlled entities have entered or left the consolidated entity during the year their operating results have been included from the date control was obtained or until the date control ceased.

Outside interests in the equity and results of the entities that are controlled are shown as a separate item in the consolidated financial report.

(b) Taxation
The Company adopts the liability method of tax effect accounting under which the income tax expense shown in the statement of financial performance is calculated on profit/(loss) from ordinary activities adjusted for permanent differences. The tax effect of timing differences arising from items being brought to account in different periods for income and accounting purposes is carried forward in the balance sheet as a future tax benefit or a deferred tax liability.

Future income tax benefits:
(i) are not brought to account unless realisation of the asset is assured beyond reasonable doubt; and
(ii) where they relate to tax losses are only brought to account when their realisation is virtually certain.

(c) Foreign Currency
Foreign currency transactions during the year are converted to Australian currency at the rates of exchange applicable at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are converted at the rates of exchange ruling at that date.

Statement of Significant Accounting Policies (cont)

The gains and losses from conversion of short-term assets and liabilities, whether realised or unrealised are included in profit from ordinary activities as they arise.

The assets and liabilities of the overseas controlled entities which are self-sustaining, are translated at year-end rates and operating results are translated at the rates ruling at the end of each month. Gains and losses arising on translation are taken directly to the foreign currency translation reserve.

(d) Acquisition, Exploration and Development Expenditure

The consolidated entity has interests in contracts to develop and operate oil and gas fields in Indonesia and the Philippines. These contracts are under standard terms for foreign companies operating in those countries and the amounts for acquisition costs and exploration and development expenditure are recorded at cost. The contracts are subject to controls and regulations by the respective host countries and to some extent may be affected by the political stability of those countries. While the share of revenue from shareable oil and gas from the operations in Indonesia and the Philippines will be receivable by the consolidated entity in US dollars, the ultimate recoverability of the acquisition costs and exploration and development expenditure will be dependent on the future development and successful exploitation of the respective areas of interest or the ultimate sale of those areas. The directors are not able to determine what effect these factors, together with any fall in world oil and gas prices, may have on the future values of any expenditure carried forward.

(e) Equipment

Each class of equipment is carried at cost or fair value less, where applicable, any accumulated depreciation.

The carrying amount of equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows which will be received from the assets employment and subsequent disposal. The expected net cash flows have not been discounted to their present values in determining recoverable amounts.

The cost of fixed assets constructed within the consolidated entity includes the cost of materials, direct labour, borrowing costs and an appropriate proportion of fixed and variable overheads.

(f) Depreciation

All equipment has been depreciated on a straight-line basis so as to write off the net cost of each asset over its expected useful life. The normal estimated useful life for equipment adopted for depreciation purposes is 3 years.

(g) Investments

Investments in controlled entities are recorded at cost and other investments are carried at cost or valuation determined by the directors.

(h) Payables

Trade payables and other accounts payable are recognised when the consolidated entity becomes obliged to make payments for the purchase of goods or services received.

(i) Receivables

Trade and other receivables are recorded at amounts due less provision for doubtful debts if recovery of the full amount due is no longer probable.

(j) Recoverable Amount of Non-Current Assets

Non-current assets are written down to the recoverable amount where the carrying value of a non-current asset exceeds the recoverable amount. In determining the recoverable amount expected net cash flows have not been discounted.

Statement of Significant Accounting Policies (cont)

(k) Employee Entitlements
Provision is made for the company's liability for employee entitlements arising from services rendered by employees to balance date. Employee entitlements expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at their nominal amount. Other employee entitlements payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those entitlements.

Contributions are made by the consolidated entity to employee superannuation funds and are charged as expenses when incurred.

The Company does not record as an asset or a liability, the difference between the employer established defined benefit superannuation plan's accrued benefits and the net market value of the plans assets.

The Company operates an Employee Share Plan, details of which are provided in Note 6 to the financial statements. Profits or losses incurred by employees, being the difference between the market value and the par value of the shares acquired, are not recorded by the Company as remuneration paid to employees.

	Consolidated Entity		Parent Entity	
	31-Dec-01	31-Dec-00	**31-Dec-01**	31-Dec-00
Number of employees at year end	2	2	2	2

The Company also uses the services of several consultants and contractors on an as needs basis.

(l) Cash
For the purpose of the statement of cash flows, cash includes:
- Cash on hand and at call deposits with banks or financial institutions, net of bank overdrafts; and
- Investments in money market instruments with less than 14 days to maturity.

(m) Revenue
Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Dividend revenue is recognised when the right to receive a dividend has been established. Dividends received from associates and joint venture entities are accounted for in accordance with the equity method of accounting.

(n) Comparative Figures
Where required by Accounting Standards comparative figures have been adjusted to conform with changes in presentation for the current financial year.

(o) Going Concern
The financial statements have been prepared adopting the going concern convention which assumes continuity of normal business activities and the realisation of assets and the settlement of liabilities in the ordinary course of business. The going concern convention has been adopted as agreements have been entered into under which the share of all expenditure for exploration and development of the areas of interest in Indonesia and the Philippines normally payable by the consolidated entity will in each case be met by outside joint venture partners (refer to Note 21(a). In addition arrangements have been made to raise sufficient funds to meet continuing operations of the consolidated entity.

	Consolidated Entity		Parent Entity	
	31-Dec-01	31-Dec-00	31-Dec-01	31-Dec-00
	$	$	$	$
2. Revenue				
Revenue – Non Operating activities				
Proceeds from the sale of non current investment	-	-	-	-
Revenue – Operating activities				
Sales	-	-	-	-
Interest received on loan to Sands Solutions	216,522	63,095	216,522	63,095
Interest received – other parties	12,565	76,024	12,565	76,024
Foreign exchange gain	-	68,249	-	68,249
Total Revenue	229,087	207,368	229,087	207,368
3. Loss from ordinary activities				
Loss from ordinary activities before income tax has been determined after:				
Expenses				
General and administrative expenses	870,930	1,728,903	834,336	1,698,289
Depreciation	5,226	2,184	5,226	2,184
Provision for doubtful debts	-	854,850	-	854,850
Interest expense	-	59,570	-	59,570
Marketing services	1,579,107	1,499,430	1,579,107	1,499,430
Corporate public relations	229,864	818,007	229,864	818,007
Financial and brokerage services	319,774	86,000	319,774	86,000
Consultants services	675,063	696,000	303,233	696,000
Investment Loss	714,410	-	714,410	-
Provision for investments write down	-	-	560,000	-
4. Income Tax				
(a) The prima facie income tax benefit on loss from ordinary activities before income tax reconciles to the income tax benefit in the financial statements as follows:				
Loss from ordinary activities before income tax	(4,165,287)	(5,537,576)	(4,316,863)	(5,506,962)
Income tax expense/(benefit) calculated at 30% of loss from ordinary activities before income tax for year ended 31 December 2001 and 34% for year ended 31 December 2000	(1,249,586)	(1,882,775)	(1,295,059)	(1,872,367)
Permanent differences	974,333	-	1,028,492	-
Timing differences and tax losses not brought to account as future income tax benefits	275,253	1,882,775	266,567	1,872,367
Income tax expense	-	-	-	-
(b) Future income tax benefits not brought to account as assets	6,910,195	10,611,080	6,910,195	9,892,663
	6,910,195	10,611,080	6,910,195	9,892,663

The taxation benefits of tax losses and timing differences not brought to account will only be obtained if:

i) assessable income is derived of a nature and of an amount sufficient to enable the benefit from the deductions to be realised;

ii) conditions for deductibility imposed by the law are complied with; and

iii) no changes in tax legislation adversely affect the realisation of the benefit from the deductions.

5. Directors' Remuneration

The directors of the Company who held office during the financial year ended 31 December 2001 were :

Peter Mark Smyth
Yusufali M Jumabhoy (Appointed 16 October 2001)
William Mansell Shotton (Appointed 16 November 2001)
David Michael Saunders (Appointed 22 November 2001)
Peter John Augustin Remta (Resigned 12 October 2001)
Leslie Robert Maurice Friday (Resigned 4 December 2001)

	Consolidated Entity		Parent Entity	
	31-Dec-01	31-Dec 00	31-Dec-01	31-Dec-00
	$	$	$	$
The aggregate of income paid or payable, or otherwise made available, in respect of the financial year, to all directors of the Company, directly or indirectly, by the Company or by any related party.			564,023	284,915
The aggregate of income paid or payable, or otherwise made available, in respect of the financial year, to all directors of each entity in the consolidated entity, directly or indirectly, by the entities in which they are directors or by any related party.	564,023	284,915		

The number of directors of the Company whose total income falls within each successive $10,000 band of income:

	Consolidated Entity		Parent Entity	
	31-Dec-01	31-Dec 00	31-Dec-01	31-Dec-00
	Number	Number	Number	Number
Nil	1	-	1	-
$10,000 - $19,999	-	1	-	1
$20,000 - $29,999	1	-	1	-
30,000 - $39,999	1	-	1	-
$50,000 - $59,999	-	1	-	1
$100,000 - 109,999	1	-	1	-
$140,000 - $149,999	1	-	1	-
$220,000 - $229,999	-	1	-	1
$260,000 - $269,999	1	-	1	-

All of the executives of the Company were also its directors during the financial year.

6. Employee Share Plan

On 25 June 2001 the Company issued a total of 2,500,000 options under the Incentive Option Plan forming part of the Employee Share Plan that was approved by shareholders at the annual general meeting held on 31 May 2000. During the year there were no more than ten eligible participants for the Employee Share Plan. The options were issued as a performance incentive for no consideration to eligible employees under the Incentive Option Plan. Each of these options confers the right to acquire one (1) ordinary fully paid share in the capital of the Company at a price of $0.35 each on or before 30 June 2002. Due to a director's resignation, 700,000 options expired on 12 December 2001.

On 31 October 2001 a further 200,000 options were issued under the Incentive Option Plan exercisable at a price of $0.20 each on or before 30 June 2002.

The remaining 2,000,000 employee options remained unexercised at 31 December 2001. In accordance with the terms of the Employee Share Plan all issues of options under the Employee Share Plan are at the discretion of the directors.

	Consolidated Entity		Parent Entity	
	31-Dec-01	31-Dec-00	**31-Dec-01**	31-Dec-00
	$	$	**$**	$
7. Remuneration of Auditors				
Amounts received, or due and receivable from the Company and any related organisation for:				
Auditing the financial statements	**65,000**	20,000	**50,000**	20,000
Other services	**15,000**	15,000	**15,000**	15,000
	80,000	35,000	**65,000**	35,000
8. Cash				
Cash on hand	**500**	500	**500**	500
Cash at bank	**101,383**	822,059	**55,925**	822,051
	101,883	822,559	**56,425**	822,551
9. Current Receivables				
Other debtors	**173,487**	854,850	**17,836**	854,850
Provision for doubtful debt	**-**	(854,850)	**-**	(854,850)
	173,487	-	17,836	-
10. Non Current Receivables				
Loans to controlled entities – at cost	**-**	-	**5,180,000**	4,620,000
Provision for investment write down – at cost	**-**	-	**(560,000)**	-
Loan to Sands Solutions – at cost	**3,000,000**	2,500,000	**3,000,000**	2,500,000
Loans to Medco Madura Pty Ltd and Medco Simenggaris Pty Ltd – at cost	**7,952,187**	7,725,105	**7,952,187**	7,725,105
	10,952,187	10,225,105	**15,572,187**	14,845,105

The loans to Medco Madura Pty Ltd and Medco Simenggaris Pty Ltd represent moneys owing to the Company for work previously carried out on the Madura and Simenggaris blocks in Indonesia and paid for by the Company. The ultimate recoverability of these loans is dependent upon the successful exploitation of the Madura and Simenggaris blocks by those companies.

The loan to Sands Solutions is secured by a registered fixed and floating charge over all the assets and undertaking of that company. Its recoverability is reliant in the normal course of trading on the planned expansion of and increased revenues from the businesses conducted by Sands Solutions or the sale of those businesses and other assets of that company. Following the opinion of Curtin Consultancy Services of 26 February 2002, it is considered that in the event of default a sale of those businesses and assets would realise sufficient funds to satisfy the loan.

	Consolidated Entity		Parent Entity	
	31-Dec-01	31-Dec-00	**31-Dec-01**	31-Dec-00
	$	$	$	$
11. Non-Current Investments				
In controlled entities - at cost				
CityView Asia Pty Ltd	-	-	**10**	10
CityView Corporation (UK) Ltd	-	-	**6**	-
	-	-	**16**	10
In Non-related entities - at cost				
Shares in Telezon Limited (Administrator Appointed)	-	550,500	-	550,500
	-	550,500	-	550,500
Total Non-current Investments	-	550,500	**16**	550,510
12. Equipment				
Equipment at cost	**17,586**	11,907	**17,586**	11,907
Less accumulated depreciation	**(7,409)**	(2,184)	**(7,409)**	(2,184)
	10,177	9,723	**10,177**	9,723
Balance at the beginning of year	**9,723**	-	**9,723**	-
Additions	**5,680**	11,907	**5,680**	11,907
Depreciation expense	**(5,226)**	(2,184)	**(5,226)**	(2,184)
Carrying amount at year end	**10,177**	9,723	**10,177**	9,723
13. Acquisition, Exploration and Development				
Acquisition costs and exploration and development expenditure carried forward in respect of areas of interest - at cost	**4,620,002**	4,620,002	-	-
Less accumulated amortisation	-	-	-	-
	4,620,002	4,620,002	-	-

The consolidated entity has entered into contracts to develop and operate oil fields in Indonesia and the Philippines. These contracts are under standard terms for foreign companies operating in those countries. The costs will be amortised over the life of the various projects once production commences. The ultimate recoverability of the acquisition costs and exploration and development expenditure is dependent upon the future development and successful exploitation or the possible sale of the respective areas of interest.

	Consolidated Entity		Parent Entity	
14. Current Payables				
Unsecured:				
Trade creditors	48,250	113,006	48,250	113,006
Accrued expenses	60,105	177,940	10,586	177,940
	108,355	290,946	58,836	290,946

15. Equity

(a) Contributed equity

During the year ended 31 December 2001 the Company issued the shares listed below. All placements have been approved by shareholders.

Date	Nature of Issue	Issue price for each share	Number of shares		Share capital $
09 03 01	Option exercise	0.50	300,000		150,000
09 03 01	Option exercise	0.50	300,000		150,000
12 03 01	Option exercise	0.50	400,000		200,000
12 03 01	Share placement	0.55	320,690	*	176,380
12 03 01	Share placement	0.55	79,310	*	43,620
16 03 01	Option exercise	0.50	300,000		150,000
16 03 01	Share cancellation	-	(500,000)		-
[illegible] 04 01	Share placement	0.48	200,000	*	96,000
[illegible] 05 01	Share placement	0.50	1,600,000	*	800,000
11 05 01	Share placement	0.47	500,000	*	237,500
11 05 01	Share placement	0.47	400,000	*	190,000
08 06 01	Share placement	0.44	200,000	*	89,000
12 06 01	Share placement	0.50	1,100,000	#	550,000
25 06 01	Share placement	0.35	300,000	*	105,000
28 06 01	Share placement	0.33	250,000	*	83,750
23 08 01	Share placement	0.25	250,000	*	62,500
28 08 01	Option exercise	0.25	20,000		5,000
28 08 01	Option exercise	0.25	10,000		2,500
28 08 01	Option exercise	0.25	20,000		5,000
28 08 01	Option exercise	0.25	197,100		49,275
28 08 01	Option exercise	0.25	280,000		70,000
28 08 01	Option exercise	0.25	20,000		5,000
28 08 01	Option exercise	0.25	20,000		5,000
[illegible] 08 01	Option exercise	0.25	10,000		2,500
28 08 01	Option exercise	0.25	80,000		20,000
28 08 01	Option exercise	0.25	20,000		5,000
28 08 01	Option exercise	0.25	30,000		7,500
06 11 01	Share placement	0.19	250,000	*	47,500
08 11 01	Share placement	0.17	240,000	*	40,000
14 11 01	Share placement	0.25	1,250,000	#	314,850
14 11 01	Share placement	0.25	1,250,000	#	314,850
			9,697,100		3,977,725
Ordinary fully paid shares at 31 December 2000			47,064,516		50,318,271
Ordinary fully paid shares at 31 December 2001			56,761,616		54,295,996

* Shares issued for services rendered or satisfaction of debt
# Shares issued for cash to raise working capital

Ordinary shares participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held.
At shareholders' meetings each ordinary shareholder is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

(b) Options:
As at 31 December 2001 there were on issue:
(i) 1,800,000 unlisted Employee options convertible into fully paid ordinary shares at an exercise price of $0.35 each on or before 30 June 2002; and
(ii) 200,000 unlisted Employee options convertible into fully paid ordinary shares at an exercise price of $0.20 each on or before 30 June 2002.

(c) Dividends:
No dividend was declared by the Directors during the reporting period.

(d) Franking credits
The Company retains no franking credits for the year ended 31 December 2001 and the year ended 31 December 2000.

(e) Accumulated losses

	Consolidated Entity		Parent Entity	
	31-Dec-01	31-Dec-00	**31-Dec-01**	31-Dec-00
	$	$	**$**	$
Accumulated losses at the beginning of the financial year	**34,381,328**	28,843,752	**34,381,328**	28,874,366
Net loss attributable to the members of the parent entity	**4,165,287**	5,537,576	**4,316,863**	5,506,962
Accumulated losses at the end of the financial year	**38,546,615**	34,381,328	**38,698,191**	34,381,328

16. Earnings per share

	31-Dec-01	31-Dec-00
Basic earnings/(loss) per share (cents per share)	**(8.07)**	(13.18c)
The weighted average number of ordinary shares on issue used in the calculation of basic earnings per share	**51,579,570**	41,999,364

Diluted earnings per share are not disclosed as they are not materially different from basic earnings per share. Refer to Note 22 for ordinary shares issued subsequent to year end.

17. Financial Reporting by Segments

(a) Industry Segments

	Investments		Exploration		Consolidated	
	31 Dec 01	31 Dec 00	**31 Dec 01**	31 Dec 00	**31 Dec 01**	31 Dec 00
	$	$	**$**	$	**$**	$
Revenue outside the consolidated entity	**211,251**	139,119	**-**	-	**211,251**	139,119
Segment profit/(loss) after income tax	**(4,392,369)**	(604,656)	**227,082**	(4,932,920)	**(4,165,287)**	(5,537,576)
Segment assets	**3,285,547**	3,882,782	**12,572,189**	12,345,107	**15,857,736**	16,227,889

The major products and services covered by those segments are:
Investments from general financing and corporate activities
Exploration of oil and gas interests

(b) Geographical Segments

	Indonesia		Australia		United Kingdom		Consolidated	
	31 Dec 01	31 Dec 00	31 Dec 01	31 Dec 00	31 Dec 01	31 Dec 00	31 Dec 01	31 Dec 00
	$	$	$	$	$	$	$	$
Revenue outside the consolidated entity	-	-	211,251	139,119	-	-	211,251	139,119
Segment profit/ (loss) after income tax	227,082	(4,932,920)	(3,983,945)	(604,656)	(408,424)	-	(4,165,287)	(5,537,576)
Segment Assets	12,572,189	12,345,107	3,084,446	3,882,782	201,101	-	15,857,736	16,227,889

The pricing of intersegment transactions is the same as prices charged on transactions with parties outside the economic entity.

18. Particulars Relating to All Entities

	Country of Incorporation	Type of Shares Held	Principal Activity	Ownership interest 2001	Ownership interest 2000
Parent entity					
CityView Corporation Limited	Australia	Ordinary	Investment	100%	100%
Controlled entities					
CityView Asia Pty Ltd	Australia	Ordinary	Exploration	100%	100%
CityView Corporation (UK) Ltd	UK	Ordinary	Investment	100%	-
Other					
Medco Madura Pty Ltd	Australia	Ordinary	Exploration	25%	25%
ico Simenggaris Pty Ltd	Australia	Ordinary	Exploration	25%	25%

On 27 November 2001 the parent entity acquired 100% of the share capital of CityView Corporation (UK) Ltd, formerly known as Comstock Industries (UK) Limited, for a nominal consideration (see Note 19) with the parent entity entitled to all profits/(losses) from that controlled entity from that time. Mr W M Shotton is a director and Chief Executive of CityView Corporation (UK) Ltd.

The accounts of Medco Madura Pty Ltd and Medco Simenggaris Pty Ltd are not included in the consolidated accounts according to the equity method of accounting for investments because the Company does not exercise a significant influence over those companies. The loans to Medco Madura Pty Ltd and Medco Simenggaris Pty Ltd are classified as non-current receivables in the balance sheet (refer to Note 10).

	Consolidated Entity		Parent Entity	
	31-Dec-01	31-Dec-00	**31-Dec-01**	31-Dec 00
19. *Notes to Statement of Cash Flow*	**$**	$	**$**	$
(a) Reconciliation of cash				
Cash at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the balance sheet as follows:				
Borrowings	-	-	-	-
Cash	**101,883**	822,559	**56,425**	822,551
	101,883	822,559	56,425	822,551
(b) Business acquired.				
During the year 100% of the controlled entity CityView Corporation (UK) Ltd was acquired.				
Purchase consideration	-	-	6	-
Cash consideration	-	-	6	-
Amount due under contract of sale	-	-	-	-
Cash outflow/inflow	-	-	6	-
Assets and liabilities held at acquisition date				
Receivables	-	-	-	-
Inventories	-	-	-	-
Property, plant and equipment	-	-	-	-
Creditors	-	-	-	-
	-	-	-	-
Goodwill on consolidation	-	-	-	-
Outside equity interests in acquisitions	-	-	-	-
	-	-	-	-

	Consolidated Entity		Parent Entity	
	31 Dec-01	31-Dec-00	**31-Dec-01**	31-Dec-00
	$	$	**$**	$
19. Note to Statement of Cash Flow (cont)				
(c) Business disposed of No entities were disposed of during the reporting period.				
(d) Reconciliation of loss from ordinary activities after tax to net cash provided by/(used by) operating activities				
Loss from ordinary activities	**(4,165,287)**	(5,537,576)	**(4,316,863)**	(5,506,962)
Less non cash operating items:				
:eciation	**5,226**	2,184	**5,226**	2,184
Borrowing costs	**-**	59,570	**-**	59,570
Write-downs to recoverable amount of investment	**701,300**	-	**701,300**	-
Foreign exchange (gain)/loss	**-**	(68,249)	**-**	(68,249)
Issue of shares in lieu of payment to suppliers and employees	**762,743**	6,600,556	**1,067,425**	6,460,550
Change in assets and liabilities net of the effect of purchase and disposal of controlled entities:				
Purchase of Block SC41 Philippines	**-**	-	**-**	4,620,000
(Increase)/decrease in receivables	**(920,025)**	(2,782,305)	**(744,918)**	(7,402,305)
(Decrease)/increase in payables	**(262,796)**	(1,128,615)	**(232,110)**	(1,019,223)
Net cash provided/(used) by operating activities	**(3,878,839)**	(2,854,435)	**(3,519,940)**	(2,854,435)

(e) Non-cash financing and investing activities
The Company settled a number of creditors through the issue of shares and options as referred to in Note 15.

(f) For the purpose of the statement of cash flows, cash includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts

20. Related Party Disclosures

Transactions between related parties are on normal commercial terms and conditions are no more favourable than those available to other parties unless otherwise stated.

(a) Directors
The following persons held the position of director of the Company during the financial year ended 31 December 2001:

P M Smyth	
Y M Jumabhoy	Appointed 16 October 2001
W M Shotton	Appointed 16 November 2001
D M Saunders	Appointed 22 November 2001
P J A Remta	Resigned 12 October 2001
L R M Friday	Resigned 4 December 2001

The remuneration of directors is disclosed in Note 5 to the financial statements.

(b) Interests of directors

(i) As at 31 December 2001 the directors of the Company and their related entities hold a relevant interest in the following shares and options in the Company:

	31 December 01	31 December 00
Shares	1,446,084	343,076
Options	1,100,000	1,100,000

(ii) On 15 November 2001 Mr W M Shotton applied for and was issued 1,250,000 shares in the Company for a subscription price of US$0.13 a share.

(c) Transactions with directors and related entities

(i) Mr P M Smyth is a director and shareholder of Romarcam Investments Pty Ltd. The Company has entered into a contract with Romarcam Investments Pty Ltd dated 3 December 2001 for the provision of management services. Fees paid during the financial year at normal commercial rates were $253,523 compared to $213,825 in the previous year. These transactions have been reflected in Note 5.

(ii) Mr P M Smyth's family trust has a one-third equity interest in Sands Solutions. The Company has lent $3,000,000 to Sands Solutions during 2000 and 2001 and has charged Sands Solutions interest at 7% per annum payable in monthly instalments. These transactions have been reflected in Notes 10 and 23.

(iii) Mr P J A Remta is an employee and members of his family are shareholders of Westchester Pty Ltd which provided consultancy and corporate management services to the Company during 2001 under a consultancy agreement dated 1 February 2001. Fees paid during the financial year at normal commercial rates were $91,135. These transactions have been reflected in Note 5.

(iv) Mr L R M Friday is a director and shareholder of Lifestyle Nominees Pty Ltd which provided consultancy services to the Company. Fees paid during the financial year were $20,785. These transactions have been reflected in Note 5.

(v) During 2001 the Company issued a total of 2,300,000 options to directors under the Incentive Option Plan established by the Employee Share Plan. Of that number 900,000 options were issued to Mr P M Smyth, 700,000 options were issued to Mr P J A Remta, 500,000 options were issued to Mr L R M Friday and 200,000 options were issued to Mr Y M Jumabhoy. The options issued to Messrs Remta and Friday have expired

(d) Interests in director-related entities

Apart from the disclosures in this note, no director has entered into a material contract with the Company since the end of the financial year and there were no material contracts involving interests of directors or payment upon termination subsisting at the end of the financial year.

(e) Equity interests in controlled entities

As disclosed in Note 18 the Company has the entire ownership of CityView Asia Pty Ltd and CityView Corporation (UK) Ltd which are its only controlled entities.

(f) Transactions within the group

The parent in the consolidated entity is CityView Corporation Limited. As included in Note 10, CityView Asia Pty Ltd owes $4,620,000 to CityView Corporation Limited and CityView Corporation (UK) Ltd owes $560,000 to CityView Corporation Limited. These amounts have been fully provisioned in the accounts of the parent company. The amounts are interest free operating loans with no repayment terms.

In addition, Medco Simenggaris Pty Ltd and Medco Madura Pty Ltd owe the Company $3,408,082 and $4,544,105 respectively, although these companies are not part of the consolidated entity (refer to Note 18).

21. Commitments for Expenditure

(a) Madura and Simenggaris

Under the agreements between the Company and PT Medco Energi Corporation TBK ("Medco") all of the expenditure for exploration and development of the Madura and Simenggaris blocks, under a new work program as defined in the agreements and as agreed between Medco and the Indonesian state owned oil and gas organization known as Pertamina would be met by Medco. The new work program, as already agreed, covers exploration and development work.

The cost of any subsequent work to the Madura and Simenggaris blocks will need to be met by the Company in proportion to its equity interests.

(b) Service Contract 41

The documents relating to the acquisition by the consolidated entity of the interest of 2.5% in Petroleum Permit Block Service Contract 41 provide that MMC Exploration & Production (Philippines) Pte Ltd will pay for all the expenditure attributable to that interest through the current work program which is still to be completed.

There are no other commitments for expenditure.

22. Subsequent Events

There has been no financial statement effect for the year ended 31 December 2001 for each of the subsequent events listed below unless otherwise stated:

(a) On 8 January 2002 the Company, through its wholly owned subsidiary CityView Asia Pty Ltd, entered an agreement to acquire shares in an oil company which holds legally and owns beneficially 50% of the shareholding in another energy based company which has identified and is entitled to be the owner of three separate gas-gathering projects.

Under the agreement, the Company has an option to acquire shares with the intention that through that shareholding the Company will become entitled to the benefits from the development of the projects.

On 28 February 2002 the Company paid an option fee of US$200,000. The option fee is refundable if necessary regulatory approvals are not obtained and if the Company exercises its option to acquire shares then the option fee will form part of the consideration payable.

(b) On 14 January 2002 the Company issued 400,000 ordinary fully paid shares to private investors in the United Kingdom. The shares were issued at a price of AUD$0.20 with each share entitled to one unlisted option convertible into one ordinary fully paid share at an exercise price of AUD$0.40 each and exercisable by June 24, 2002.

On 28 February 2002 the Company issued 13 million ordinary fully paid shares to Falcon Oil Pte Ltd ("Falcon") a Singaporean energy company which is co-venturer with CityView in the Madura and Simenggaris blocks. The shares were issued at a price of AUD$0.24 with each share entitled to one unlisted option convertible into one ordinary fully paid share at an exercise price of AUD$0.40 each and exercisable by June 24, 2002.

Both of these placements were in accordance with the authority given by shareholders at the Company's general meeting held on 24 December 2001.

(c) On 4 February 2002 due to a director's resignation, 500,000 employee options expired.

(d) On 22 March 2002 the Company appointed Mr Goh Yong Kheng and Mr Thinagaran as directors of the Company. On 4 April 2002 the Company appointed Mr Ee as a director of the Company.

(e) On 28 February 2000 the Company acquired 1,000,000 shares in CGX Energy Inc at a cost of $1,676,150 which was lent to it by Azure Energy Fund Inc. On 18 May 2000 the Company sold the shares for the equivalent of $2,531,000 and after settlement of the loan realised a gross profit of $854,850. That profit was not received from Azure Energy Fund Inc during 2000 and was fully provisioned during that year. The receivable and corresponding provision were written off during 2001. On 2 April 2002 a net profit of US$183,831 was received in relation to the sale. This will be brought to income in the Company's financial statements for the year ending 31 December 2002.

(f) In April 2002, in accordance with the recommendations of the due diligence committee, the Company signed agreements with Sands Solutions pursuant to which the Company no longer has a contingent liability for Primeorder AG.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001

23. Financial Instruments

(a) Significant Accounting Policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which revenues and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are outlined in Note 1 to the financial statements.

(b) The consolidated entity's exposure to interest rate risk which is the risk that a financial instrument's value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities is as follows:

			FIXED INTEREST				
2001	Average Interest rate %	Variable Interest $	Less than 1 Year $	1 to 5 Years $	More than 5 years $	Non-Interest Bearing $	Total $
"'nancial Assets							
.sh						101,883	101,883
Receivables						173,487	173,487
Loan – Sands Solutions	7%			3,000,000			3,000,000
Financial Liabilities							
Payables						108,355	108,355
			FIXED INTEREST				
2000	Average Interest rate %	Variable Interest $	Less than 1 Year $	1 to 5 Years $	More than 5 years $	Non-Interest Bearing $	Total $
Financial Assets							
Cash						822,559	822,559
Receivables							
Loan – Sands Solutions	7%			2,500,000			2,500,000
Financial Liabilities							
Payables						290,946	290,946

(c) Credit Risk

The Company has adopted a policy of only dealing with credit worthy parties and, where appropriate, obtaining sufficient collateral or security as a means of mitigating the risk of financial loss through defaults in contractual obligations.

Except as disclosed in Note 10 the Company does not have any significant credit risk exposure to a single debtor or group of debtors having similar characteristics.

The carrying amount of financial assets recorded in the financial statements, without provision for losses, represents the maximum exposure of the consolidated entity to credit risk without taking into account the value of any collateral or other security.

The credit risk exposure of the consolidated entity would also include the difference between the carrying amount and the realisable amount.

(d) Currency hedging

The consolidated entity has not entered into forward foreign exchange contracts to hedge the exchange rate risk arising from transactions in foreign currencies.

(e) Net Fair Value

The carrying amount of assets and liabilities recorded in the financial statements represents their respective net fair values determined in accordance with the accounting policies referred to in Note 1.

24. Company Details

The registered offices are:

CityView Corporation Limited
63 Burswood Road
Burswood
Western Australia 6100

CityView Corporation (UK) Ltd
18 Bedford Row
London WC1R 4EQ
United Kingdom

CITYVIEW CORPORATION LIMITED

Additional information as to holders of shares and options at 31 March 2002

Market Capitalisation

Shares on Issue	70,161,616
Options - Unlisted	14,900,000
Fully Diluted Capital	85,061,616

Trading volumes for the financial year ended 31 December 2001

2001	AUS	USA	TOTAL
Month	Volume	Volume	Volume
January	3,094,194	2,369,360	5,463,554
February	2,293,359	2,494,100	4,787,459
March	4,296,203	2,316,500	6,612,703
April	1,456,420	878,200	2,334,620
May	3,464,620	5,181,300	8,645,920
June	1,904,439	3,006,600	4,911,039
July	1,345,455	2,242,800	3,588,255
August	1,175,834	1,854,400	3,030,234
September	637,737	1,638,400	2,276,137
October	837,570	2,173,600	3,011,170
November	676,705	1,985,500	2,662,205
December	1,691,304	2,090,600	3,781,904
Total	**22,873,840**	**28,231,360**	**51,105,200**

Number of Share and Option Holders

Ordinary Share Capital
70,161,616 fully paid ordinary shares held by 1,239 individual shareholders

Options
1,300,000 Employee options convertible into ordinary fully paid shares at an exercise price of $0.35 each on or before 30 June 2002 (5 holders)
200,000 Employee options convertible into ordinary fully paid shares at an exercise price of $0.20 each on or before 30 June 2002 (1 holder)
400,000 unlisted options convertible into fully paid ordinary shares at an exercise price of $0.40 each on or before 24 June 2002 (1 holder)
13,000,000 unlisted options convertible into fully paid ordinary shares at an exercise price of $0.40 each on or before 24 June 2002 (1 holder)

Voting Rights
In accordance with the constitution of the Company, on a show of hands each shareholder present in person or by proxy, representative or attorney has one vote and on a poll every shareholder present in person or by proxy, representative or attorney has, in respect of fully paid shares, one vote for every share held.

None of the options confers a right to vote but shares issued upon the exercise of options will rank equally in all respects (including voting rights) with the then existing issued fully paid ordinary shares.

CITYVIEW CORPORATION LIMITED
ACN 009 235 634

ANNUAL REPORT FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001

Page Number

CITYVIEW CORPORATION LIMITED
ACN 009 235 634

CORPORATE DIRECTORY

Directors

Yusufali M Jumabhoy	Chairman
Peter Mark Smyth	Vice Chairman
Goh Yong Kheng	Director
Ee Beng Yew	Director
Thinagaran	Director
David Michael Saunders	Non Executive Director
William M Shotton	Chief Executive

Company Secretary
Warren Martin Baillie

Registered Office
63 Burswood Road
Burswood Western Australia 6100

Telephone:	(61-8) 6250 9099
Facsimile:	(61-8) 6250 9088
Email:	info@cityviewcorp.com
Web:	www.cityviewcorp.com

Auditors - Australia
BDO Chartered Accountants
267 St George's Terrace
Perth Western Australia 6000

Auditors - USA
Feldman Sherb & Co., P C
805 Third Avenue,
New York NY 10022

Stock Exchange Listings
Australian Stock Exchange Limited
Trading Code: CVI

USD OTC Bulletin Board
Trading symbol: CTVWF

Australian Share Registry
Computershare Registry Services
45 St. George's Terrace,
Perth Western Australia, 6000

Telephone: (61-8) 9323 2000
Facsimile: (61-8) 9323 2033

USA Share Registry
Computershare Trust Company, Inc
1825 Lawrence Street, Suite 444
Denver, Colorado 80202-1817

Telephone: (303) 984 4062
Facsimile: (303) 986 2444

Attorney – Australia
Simon Watson
Barrister, Solicitor and Notary Public
17 Ord Street
West Perth Western Australia 6005

Attorney – USA
Gary B Wolff, P C
747 Third Avenue
New York NY 10017

CITYVIEW CORPORATION LIMITED
ACN 009 235 634

CHAIRMAN'S OVERVIEW

The great Prussian military strategist Carl von Clausewitz noted in his book "On War" in 1832 that strategy could not be reduced to a formula. Strategy should not be a lengthy action plan: it should be the evolution of a central idea through continually changing circumstances.

Likewise Sun Tzu in his "Art of War" of 2500 years ago emphasized the importance of flexibility, speed and timing in the successful pursuit of war. The secret was not to have a specific plan to be put into action, but to be prepared to put almost any plan into action, depending on the circumstances.

As Jack Welch of General Electric has pointed out – good preparation during a recession involves, first and foremost, hanging onto the baby even as you throw out the bathwater. At all costs, a company should avoid the danger of being downsized out of the race.

In 1997 and early 1998, Cityview finally gained control of the Madura and Simenggaris Blocks, two gigantic concession areas situated within prolific oil and gas regions where major discoveries have been made.

In normal times, CityView would then have immediately been able to build itself into a major resource company. Times were not normal: everything collapsed simultaneously. Asia collapsed in a monetary crisis, the oil price collapsed and the Indonesian political system collapsed. Only the fittest survived: this was the age of Darwinism.

CityView's major shareholder Malaysia Mining Corporation Berhad was forced to withdraw its support for CityView, leaving the company to struggle without any capital – all funding for resource companies having disappeared.

Throughout 1999 CityView's sole focus was survival – saving the Madura and Simenggaris Blocks at all cost. CityView's other oil and gas interests were disposed of, which took time. To meet its extensive commitments for Madura and Simenggaris, CityView farmed out a 75% interest to PT Medco Energi Corporation TBK ("Medco") in consideration of Medco undertaking a major geological, geophysical and drilling work program at no cost to CityView: this program is still current.

The global Stock Market at the time was not interested in resource companies – only high technology companies. The Board of CityView spent months evaluating technology projects as a mechanism for raising funds. The frenetic boom in technology made it increasingly difficult to find a project that had already evolved, had merit and did not require funds to develop "an idea" from scratch. Early in 2000 a deal was struck with Sands Solutions, the e-procurement arm of Sands & McDougall, a leading West Australian office supplier.

This decision was beneficial for CityView. CityView's share price recovered enabling sufficient capital to be raised for CityView to discharge all its liabilities. Under the terms of the Heads of Agreement, CityView agreed to make a commercial loan under the security of a charge over Sands Solutions, with the right to convert the loan into equity upon conclusion of extensive due diligence and independent valuation. This formula has enabled CityView to limit its risk whilst earning interest on monies advanced. The due diligence investigations have now been completed and formal agreements were signed between the parties on 2 April 2002. Under these agreements CityView can choose to have all moneys repaid on 1 July 2003 or convert its loan into equity on a formula based on an independent valuation to be undertaken prior to the repayment date. CityView has been released from all obligations to provide more funds to Sands Solutions or its subsidiary Primeorder AG. This has created a win-win situation for CityView.

Throughout the year 2000 and into 2001, Medco's program on the Madura and Simenggaris Blocks was moving forward at a extremely slow pace. Drilling commitments were continually being deferred and operational news was sparse. It became apparent that CityView needed to be more active and this could only be achieved in the technology sector. Accordingly CityView acquired an interest in Telezon Limited, a regional telecommunications company.

In August 2001 CityView decided to consolidate its position by making an off market scrip bid for 60% of Telezon's shares and options: this bid was withdrawn when Telezon appointed administrators. Following extensive negotiations with Telezon's principal shareholder GWT Systems Limited, CityView has rolled its investment into a shareholding of 20% of Global Network Technologies Pty Ltd which has acquired all the prime assets of Telezon's business. This is a most satisfactory conclusion for CityView.

CITYVIEW CORPORATION LIMITED
CHAIRMAN'S OVERVIEW

In November 2001 CityView acquired a United Kingdom subsidiary, CityView Corporation (UK) Ltd ("CityView (UK)"), as the vehicle to expand the Company's existing investment in the high technology sector. It was agreed that target acquisitions be required to demonstrate:

- (i) potential to achieve profitability following restructuring;
- (ii) significant growth opportunities;
- (iii) synergies with other CityView group companies; and
- (iv) strong management teams who share CityView's aspirations.

CityView (UK) identified several target companies for acquisition and these were enumerated to shareholders at the General Meeting of 24 December 2001.

Fate then intervened. Medco finally started to achieve results at Madura and Simenggaris. When asked what was the most significant influence on his decision-making, Prime Minister Harold MacMillan replied "events, dear boy, events". Likewise, the sudden significant upgrading of the value of the Madura and Simenggaris Blocks has required CityView's Board to re-evaluate its focus.

s the results of Medco's work started to filter in, it became evident that CityView must concentrate on its resource interests. On 4 .April 2002, the Board resolved not to proceed with the proposed acquisitions of technology companies and instead to dispose of CityView Corporation (UK) Ltd. In due course CityView's investment in Sands Solutions and Global Network will also be disposed of.

21st century corporations can be intentionally ephemeral in achieving their objectives. Success will go to the companies that partner their way to a new future. CityView is working closely with Falcon Oil Pte Ltd which became CityView's major shareholder on 28 February 2002. Falcon Oil Pte Ltd is a co-venturer with CityView and Medco in the Madura and Simenggaris Blocks.

CityView has successfully survived the past few tumultuous years and has succeeded in hanging on to a significant interest in the Madura and Simenggaris Blocks, which have the potential of becoming company makers. It is CityView's objective to now build up its resource portfolio and achieve long-term sustainable growth in the resource sector.

CityView shares are traded on both Australian Stock Exchange and the NASD OTC Bulletin Board. During the first quarter of 2002 a total of 12,780,154 shares were traded of which 6,012,532 were traded on NASD and 6,767,622 in Australia. Within the next twelve months CityView intends to commence the process for an upgrading of its listing to NASDAQ Small Cap.

Y M JUMABHOY
Chairman

5 April 2002

CITYVIEW CORPORATION LIMITED

DIRECTORS' REPORT

The directors of CityView Corporation Limited ("CityView" or "the Company") present their report together with the accounts of the Company and the consolidated entity for the financial year ended on 31 December 2001

Directors
The names and particulars of the directors of the Company in office during and since the end of the financial year are:

Yusufali M Jumabhoy – Chairman (age – 64 years)
Mr Jumabhoy was appointed as Chairman of the Board of Directors of CityView and Chairman of the Independent Audit Committee on October 16, 2001. Mr Jumabhoy holds a law degree from London University and is a barrister from the Inner Temple in London. He was the Senior Partner of a law firm for many years and served as council member of the Law Society of Singapore. Mr Jumabhoy has extensive business experience as a commercial lawyer and is well known in the South East Asian investment community. He is presently a consultant to a commercial law firm in Singapore.

Peter Mark Smyth –Vice Chairman (age – 62 years)
Mr Smyth holds a masters degree in jurisprudence from Oxford University. After admission as an attorney in London, he worked for Arthur Andersen in Sydney and then Price Waterhouse as a taxation specialist. In 1969 Mr Smyth became the company secretary and easurer of the Australian branch of the Selection Trust Group (now BP Minerals). Since leaving Selection Trust, Mr Smyth has founded and developed a number of successful companies in various parts of the world. He was Chief Executive of CityView from 1995 to December 2001.

Goh Yong Kheng – Director (age – 55)
Mr Goh holds a Masters degree of Science from the Australian National University. After working with the University of Singapore for three years, Mr Goh managed his own Marketing Consultant businesses in South East Asia for eight years. Mr Goh was a Management Consultant in China for two years for a Hong Kong company prior to his current position as a Director of a group of companies in the water and oil technology businesses.

Ee Beng Yew – Director (age – 48)
Mr Ee Beng Yew is an Associate of the Institute of Chartered Accountants in England and Wales and has several years of working experience in Chartered Accountants and Certified Public Accountants firms in England and Singapore respectively. Mr Ee was also a Director of a public company listed on both the Singapore and Malaysian Stock Exchanges and he was Managing Director of several of its subsidiaries.

Thinagaran – Director (age – 39)
Mr Thinagaran holds a law degree from the National University of Singapore and has been in practice for the past 13 years as an advocate and solicitor in Singapore. He was a partner with an established law firm and is currently practicing as a consultant with the same firm. Mr Thinagaran is a member of the Company's Independent Audit Committee.

David Michael Saunders – Non Executive Director (age – 66 years)
Mr Saunders specializes in corporate strategy. He is a former McKinsey consultant with subsequent Industrial Advisory roles at Chemical Bank and Swiss Bank Corporation. Mr Saunders has served as a Member of Council of the CBI and as Chairman in a number of UK quoted Groups supported by Merchant Bankers - Lazards, Rothschilds and Schroders. In 1995 he acquired control of the United Kingdom's largest Panasonic and Siemens telecommunications dealership and initiated the merger which created Cannon Voice & Data. Mr Saunders is also a member of the Company's Independent Audit Committee.

William Mansell Shotton – Chief Executive (age – 46)
Mr Shotton has extensive business experience in a broad range of industries. Following fifteen years experience in senior positions with Nestle Corporation, Heywood Williams Plc and Regency International Plc, he worked in project based business consultancy in international manufacturing and information technology. Mr Shotton has specialised in managing multi-company structures, corporate strategy and accelerated business planning. Mr Shotton was appointed Chief Executive on 4 December 2001.

Leslie Robert Maurice Friday – (age – 64)
Mr Friday was a director of CityView throughout the year until his resignation on 4 December 2001.

Peter John Augustin Remta – (age – 61)
Mr Remta was a director of CityView throughout the year until his resignation on 12 October 2001.